     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ONYX PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                             94-3154463
          (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                             Identification No.)

                           --------------------------

                              3031 RESEARCH DRIVE
                               RICHMOND, CA 94806
                                 (510) 222-9700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               HOLLINGS C. RENTON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ONYX PHARMACEUTICALS, INC.
                              3031 RESEARCH DRIVE
                               RICHMOND, CA 94806
                                 (510) 222-9700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                ROBERT L. JONES, ESQ.                                  JUSTIN P. KLEIN, ESQ.
               MICHAEL L. WEINER, ESQ.                                  DOUGLAS M. FOX, ESQ.
                  COOLEY GODWARD LLP                           BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                Five Palo Alto Square                           300 East Lombard Street, Suite 1900
                 3000 El Camino Real                                    Baltimore, MD 20120
             Palo Alto, California 94036                                   (410) 528-5600
                    (650) 843-5000

                           --------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                                 AMOUNT TO BE           OFFERING             AGGREGATE            AMOUNT OF
    TITLE OF SECURITIES TO BE REGISTERED         REGISTERED(1)       PRICE PER SHARE     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, $0.001 par value..............       2,875,000            $19.0625            $54,804,687            $14,468

(1) Includes shares that the underwriters will have the option to purchase solely to cover over allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average high and low sales price on March 23, 2000, as reported on the Nasdaq National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED MARCH 27, 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS
2,500,000 SHARES

                                                                          [LOGO]
ONYX PHARMACEUTICALS, INC.
COMMON STOCK

$    PER SHARE

----------------------------------------------------------------------

- Onyx Pharmaceuticals, Inc. is offering       - Trading symbol: Nasdaq National Market--
  2,500,000 shares of common stock.              ONXX

- On March 24, 2000, the last reported sale price on the Nasdaq National Market was $18.375.

                               ------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public offering price.......................................  $           $
Underwriting discount.......................................  $           $
Proceeds to Onyx Pharmaceuticals............................  $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE UNDERWRITERS HAVE A 30-DAY OPTION TO PURCHASE UP TO 375,000 ADDITIONAL SHARES OF COMMON STOCK FROM US TO COVER OVERALLOTMENTS, IF ANY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY

                         CHASE H&Q
                                                              CIBC WORLD MARKETS

               THE DATE OF THIS PROSPECTUS IS             , 2000.

INSIDE COVER ARTWORK

PANEL ONE

Artwork depicting the effects of ONYX-015 in a normal cell versus a cancer cell with the capiton: "Selectively-Replicating Therapeutic Viruses"

Graphic of therapeutic virus, with caption "Therapeutic Virus (ONYX-105)", with two arrows, one pointing to top half of panel and one pointing to bottom half of panel.

Top half of Panel One shows ONYX-015 entering normal cell:

First picture: Graphic of therapeutic virus ONYX-015 entered normal cell, with following caption:
"Our engineered viruses cannot inactivate tumor suppressors."
Arrow pointing from first picture to second picture.
Second picture: There is no interaction between ONYX-015 and tumor suppressor, with following caption:
"The therapeutic virus is unable to reproduce efficiently in normal cells." Arrow pointing from second picture to third picture.
Third picture: ONYX-015 is unable to reproduce itself within the normal cell and harm healthy tissue, with following caption:
"Healthy tissue remains unaffected."

Bottom half of Panel One shows ONYX-015 entering cancer cell:

First picture: ONYX-015 enters cancer cell, with following caption:
"Cancer cells lack p53 and RB tumor suppressor functions."
Arrow pointing form first picture to second picture.
Second picture: ONYX-015 replicates within the cancerous cell, with following caption:
"Our therapeutic viruses reproduce efficiently in cancer cells."
Arrow pointing from second picture to third picture.
Third picture: The cancer cell is killed, thereby releasing the newly replicated ONYX-015, with following caption:

"Cancer cell is killed and new virus progeny are released."

PANEL TWO

Artwork describing armed therapeutic viruses and depicting the effects on cancer cells, with the caption:

"Armed Therapeutic Viruses"

Graphic of therapeutic virus armed with anticancer gene, with caption "Armed virus," with arrow pointing to first picture of cancer cell:

First picture: A therapeutic virus armed with anticancer gene enters a cancer cell, with following caption:

"Our armed viruses carry anticancer genes and selectively replicate."
Arrow pointing from first picture to second picture.
Second picture: Armed therapeutic virus replicates itself, along with anticancer agents, with following caption:
"They replicate and also produce anticancer agent in cancer cells."
Arrow pointing from second picture to third picture.
Third picture: The cancer cell is killed, thereby releasing the newly replicated armed therapeutic virus and anticancer agent, with following caption:
"Cancer cell is killed, new virus progeny and anticancer agent spread to kill neighboring cancer cells."

Caption below Panel Two:
"Technology Platform"

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      3
Risk Factors................................................      7
Use of Proceeds.............................................     20
Dividend Policy.............................................     20
Price Range of Common Stock.................................     21
Capitalization..............................................     22
Dilution....................................................     23
Selected Financial Data.....................................     24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     25
Business....................................................     29
Management..................................................     44
Principal Stockholders......................................     47
Description of Capital Stock................................     50
Shares Eligible for Future Sale.............................     53
Underwriting................................................     54
Legal Matters...............................................     56
Experts.....................................................     56
Where You Can Find More Information.........................     56

                            ------------------------

You should rely only on the information contained in this prospectus and information incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate only as of the date on the front cover, but the information may have changed since that date.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, or achievements to differ significantly and materially from that expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                    SUMMARY

YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING APPEARING ELSEWHERE IN THIS PROSPECTUS AND OUR FINANCIAL STATEMENTS AND NOTES THERETO INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVERALLOTMENT OPTION.

OVERVIEW

We are engaged in the discovery and development of novel cancer therapies based on our proprietary virus technology platform. We believe that this platform enables us to develop therapeutics that selectively kill cancer cells in the human body, leaving healthy, non-cancerous tissues unharmed. We have completed two Phase II clinical trials of our lead product candidate, ONYX-015, for the treatment of head and neck cancer. Based on the results from these trials and in collaboration with Warner-Lambert Company, we intend to begin a pivotal Phase III clinical trial for ONYX-015 for the treatment of head and neck cancer by the middle of 2000. We are also evaluating ONYX-015 in Phase I/II and Phase I clinical trials for four additional cancer indications.

MARKET OPPORTUNITY

Cancer is a group of diseases characterized by uncontrolled growth and proliferation of abnormal cells. Cancer accounts for approximately 25% of all deaths in the United States, ranking second only to cardiovascular disease. According to the American Cancer Society, in the year 2000, approximately 1.2 million new cancer cases are expected to be diagnosed and over 550,000 deaths are expected to occur. The worldwide oncology drug market was estimated at $15 billion in 1998, growing 13% from 1997. We believe that the limited efficacy of existing treatments combined with the high public awareness of the need for improved therapies provides an attractive market opportunity.

TECHNOLOGY PLATFORM

Our technology relies on selectively killing cancer cells based on the presence of mutations in specific tumor suppressor genes in these cells. Tumor suppressors are normal growth regulators, and their loss of function through mutation results in cancer formation. We utilize our technology to engineer human viruses to selectively replicate in and kill cancer cells based on the presence of mutations in the p53 and the retinoblastoma, or RB, tumor suppressor genes. This selectivity leaves healthy tissues unaffected, while the newly made and released virus progeny infect nearby cancer cells and perpetuate the cancer cell killing cycle, thereby amplifying the therapeutic effect.

We are developing a number of technologies that complement our selectively-replicating virus platform. First, we are developing the capability to arm our therapeutic viruses with anticancer genes. This technology provides for selective production of anticancer agents at the tumor site, thus minimizing systemic exposure and toxicity. As the virus replicates, it also steadily increases the concentration of the anticancer agent at the tumor site. In addition to armed viruses, we are also developing ways to physically or genetically modify our therapeutic viruses to improve their circulating half life upon systemic delivery. We believe that these modifications would enable our therapeutic viruses to be used for a wider spectrum of cancer indications, including metastatic disease.

ONYX-015

ONYX-015 is a human adenovirus that has been genetically engineered to replicate in and kill cancer cells based on abnormal p53 pathway function in these cells. Mutations in the p53 gene occur in over 50% of human cancer cases.

To date, ONYX-015 has been studied in Phase II trials for head and neck cancer, both as a single agent and in combination with chemotherapy. In the trial involving ONYX-015 in combination with chemotherapy, of 30 evaluable patients, 19 experienced tumor regressions of greater than 50%, which corresponds to an overall response rate of 63%. We believe that this response rate compares favorably to an average historical response rate of approximately 35% using chemotherapy alone.

Based on these results, we intend to begin a pivotal Phase III trial of ONYX-015 for the treatment of head and neck cancer in the middle of 2000 together with Warner-Lambert. This trial will compare intratumoral injections of ONYX-015 plus standard chemotherapy versus administration of standard chemotherapy alone. We expect that this trial will take place at numerous centers in the United States and Europe and will include 290 evaluable patients. The primary endpoints for this trial will be progression free survival and durable tumor response. Secondary endpoints will include patient quality of life and overall survival. In addition, we plan to initiate a Phase II/III trial of ONYX-015 in combination with chemotherapy for refractory head and neck cancer by the end of 2000.

We are also conducting two separate Phase I/II clinical trials evaluating ONYX-015 in patients with liver metastases of colorectal cancer and in patients with pancreatic cancer. Additionally, separate Phase I clinical trials have been completed evaluating ONYX-015 in patients with ovarian cancer and in patients with advanced cancers with lung involvement. We expect to present interim results from several of these trials at the American Society of Clinical Oncology, or ASCO, meeting in May 2000.

In October 1999, we entered into a collaboration with Warner-Lambert to develop and commercialize ONYX-015 as well as two armed therapeutic viruses. Under the terms of this collaboration, we have the right to co-promote ONYX-015 and the two armed viruses in the United States and Canada, and to share equally in the profits or losses. Additionally, Warner-Lambert is responsible for commercializing the products in the rest of the world and is obligated to pay us royalties based on net sales in these markets.

OTHER PRODUCT OPPORTUNITIES

In addition to developing ONYX-015, we are also conducting a number of research and development programs based on our virus technology platform. Notably, we are focusing substantial efforts on arming our therapeutic viruses with genes that result in the selective activation of chemotherapeutic drugs within targeted tumors. Additionally, we are developing therapeutic viruses that selectively replicate in and kill cancer cells based on mutations in the RB tumor suppressor gene. Mutations in the RB gene occur in over 30% of human cancer cases.

Further, we are working with Bayer Corporation and Warner-Lambert to identify and develop small molecule therapeutic compounds for a number of cancers. Together with Bayer, we have selected an anticancer compound for clinical development. Depending upon final results of preclinical testing of this compound, we expect Bayer to file an Investigational New Drug application, or IND, with the Food and Drug Administration, or FDA, by the middle of 2000.

BUSINESS OBJECTIVES

Our objective is to be a leading developer of novel cancer therapies. We intend to develop and commercialize a broad portfolio of products based primarily on our selectively-replicating virus technology platform. Elements of our strategy are to:

    - obtain FDA approval of ONYX-015 for head and neck cancer;

    - develop ONYX-015 in other cancer indications;

    - broaden our therapeutic virus product portfolio;

    - retain substantial co-promotion rights to our products;

    - collaborate with leading pharmaceutical companies; and

    - acquire technologies and products that complement our business.

OFFICE LOCATION

Our principal executive offices are located at 3031 Research Drive, Richmond, CA 94806 and our telephone number is (510) 222-9700. We maintain an Internet homepage at www.onyx-pharm.com. The contents of our homepage are not incorporated by reference into our prospectus.

THE OFFERING

Common stock offered...............................  2,500,000 shares

Common stock outstanding after this offering.......  16,564,509 shares

Use of proceeds....................................  For research and development activities; the potential commercialization of ONYX-015;
                                                     operating costs; capital expenditures; potential
                                                     acquisitions of technologies or products; and
                                                     other general corporate purposes. See "Use of
                                                     Proceeds."

Nasdaq National Market symbol......................  ONXX

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of February 29, 2000 and excludes:

    - 1,617,745 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $7.23 per share;

    - 458,543 shares available for future issuance under our stock option plans; and

    - 48,079 shares available for sale under our employee stock purchase plan.

This prospectus contains our trademarks. All other trademarks, trade names or service marks appearing in this prospectus are the trademarks, trade names or service marks of the companies that use them.

SUMMARY FINANCIAL DATA

The following statement of operations data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from our audited financial statements. The financial data set forth below is qualified by reference to, and should be read in conjunction with, the sections of this prospectus entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes incorporated by reference into this prospectus.

                                                             YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------
                                                 1995       1996       1997       1998       1999
                                               --------   --------   --------   --------   --------
                                                      (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenues...............................  $ 6,945    $ 8,302    $  7,799   $ 11,314   $ 13,324
Operating expenses:
  Research and development...................   13,290     14,767      20,715     25,383     23,627
  General and administrative.................    2,807      3,527       5,089      5,275      5,341
                                               -------    -------    --------   --------   --------
Loss from operations.........................   (9,152)    (9,992)    (18,005)   (19,344)   (15,644)
Interest income, net.........................      725      1,575       1,980      1,685        842
                                               -------    -------    --------   --------   --------
Net loss.....................................  $(8,427)   $(8,417)   $(16,025)  $(17,659)  $(14,802)
                                               =======    =======    ========   ========   ========
Net loss per share...........................  $ (8.92)   $ (1.31)   $  (1.65)  $  (1.56)  $  (1.29)
                                               =======    =======    ========   ========   ========
Shares used in computing net loss per
  share......................................      945      6,401       9,707     11,289     11,503
                                               =======    =======    ========   ========   ========

The pro forma balance sheet information set forth below reflects the following:

    - the sale and issuance in January 2000 of 2,000,000 shares of common stock to four institutional investors in a private placement, at a price of $9.00 per share, for aggregate proceeds of $18,000,000; and

    - the sale and issuance in February 2000 of 279,470 shares of common stock to Warner-Lambert in a private placement, at a price of $17.891 per share, for aggregate proceeds of $5,000,000.

The pro forma as adjusted balance sheet information set forth below also reflects the following:

    - the net proceeds from the sale of 2,500,000 shares of common stock offered by us in this offering at an assumed public offering price of $18.375 per share, the last reported sale price of our common stock on March 24, 2000, after deducting the underwriting discounts and estimated offering expenses.

                                                                    AS OF DECEMBER 31, 1999
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              ---------   ---------   -----------
                                                                        (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  14,463   $  37,463     $ 79,744
Total assets................................................     21,628      44,628       86,909
Working capital.............................................      6,773      29,773       72,054
Long-term debt, non-current portion.........................        183         183          183
Accumulated deficit.........................................    (78,073)    (78,073)     (78,073)
Total stockholders' equity..................................  $   7,662   $  30,662     $ 72,943

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS. IN ADDITION, THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US BECAUSE WE ARE ALSO SUBJECT TO ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US. IF ANY OF THESE RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOWS, COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

THE RESULTS OF CLINICAL TRIALS OF ONYX-015 ARE UNCERTAIN.

We have completed Phase II clinical trials of ONYX-015 for the treatment of head and neck cancer, both as a single agent and in combination with chemotherapy. Based on data from the Phase II clinical trials, we expect to initiate a Phase III clinical trial for ONYX-015 for the treatment of head and neck cancer in the middle of 2000. Historically, many pharmaceutical products have failed in Phase III testing notwithstanding favorable results in Phase II clinical trials. The results of the Phase III trials of ONYX-015 may fail to achieve primary endpoints and may demonstrate previously unforseen side effects. The results also may not extend the findings of previous clinical trials, including response rates, duration of response or safety.

There can be no assurance that the FDA will accept the results of the Phase III trials, or accept other elements of the biologics license application that we may file for ONYX-015, as being sufficient for market approval. The FDA may require additional clinical trials. Additional clinical trials will be extensive, expensive and time-consuming. If ONYX-015 fails to receive regulatory approval or regulatory approval is delayed, our business, financial condition and results of operations will be seriously harmed. In addition, our clinical trials are being conducted with patients who have failed conventional treatments and who are in the most advanced stages of cancer. During the course of treatment, these patients can die or suffer adverse medical effects for reasons that may not be related to ONYX-015. These adverse effects may impact the interpretation of clinical trial results.

IF WE ARE UNSUCCESSFUL IN DEVELOPING AND COMMERCIALIZING OUR PRODUCTS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD BE SERIOUSLY HARMED.

None of our products has received regulatory approval, and only ONYX-015 has entered clinical trials. Accordingly, all of our products will require the commitment of substantial resources, extensive research and development, preclinical or animal testing, clinical or human trials, manufacturing scale-up and regulatory approval prior to being ready for commercial sale. There can be no assurance that commercially viable products will result from our efforts and those of parties collaborating with us. If any of our products, even if developed and approved, cannot be successfully commercialized, our business, financial condition and results of operations would be seriously harmed.

WE MAY FAIL TO DEMONSTRATE THAT ONYX-015 IS EFFECTIVE FOR THE TREATMENT OF OTHER TYPES OF CANCER EVEN IF ONYX-015 IS PROVEN EFFECTIVE FOR THE TREATMENT OF HEAD AND NECK CANCER.

ONYX-015 is being developed initially for treatment of head and neck cancer, using direct intratumoral injection. Even if ONYX-015 is developed successfully for this type of cancer, there can be no assurance that we will be able to demonstrate that it is effective in the treatment of a broader array of cancer types. We are in the process of completing Phase I/II clinical trials for ONYX-015 for treatment of liver metastases of colorectal cancer and for the treatment of pancreatic cancer, both as a single agent and in combination with chemotherapy. Clinical trial results are inherently uncertain. In addition, there is no assurance that we will succeed in our efforts to deliver ONYX-015 to tumors through routes of administration which are more practical for certain cancer types and less costly than direct intra-tumoral injection. If we are not successful in developing additional routes of administration of ONYX-015, or the drug is otherwise ineffective in the treatment of additional types of cancer, the commercial potential of this product will be reduced, even if it does receive marketing approval.

THE BIOLOGICAL CHARACTERISTICS OF OUR THERAPEUTIC VIRUSES, AND THEIR INTERACTIONS WITH OTHER DRUGS AND THE HUMAN IMMUNE AND OTHER DEFENSE SYSTEMS ARE NOT FULLY UNDERSTOOD.

The use of therapeutic replicating viruses is novel and we are still determining the biological characteristics of these viruses. For example, in our clinical trials to date, we have achieved the best results when ONYX-015 is used in combination with standard chemotherapy drugs, but the reasons for and the nature of the interaction of the virus with these other drugs is still uncertain. In addition, the response of the human immune system to the viral infection is still being investigated, and the immune system may play a role in limiting the tumor-killing effect of our therapeutic viruses. It is also not known to what extent the filtering organs of the body may clear our therapeutic viruses from circulation and limit the tumor-killing activity of our therapeutic viruses. Further, there is some scientific uncertainty as to whether the killing activity of ONYX-015 is specific to cells with p53 mutations. Moreover, the large number of factors that contribute to the formation of each individual patient's cancer, as well as each individual's response to treatment, is largely unknown, and each tumor is unique. These factors include not only the cancer type, but also the pressures within the tumor, the presence of interspersed normal cells and fibrous tissue, and other factors. These are among the reasons why only some cancer patients respond to a particular type of cancer therapy while others do not, even among patients with the same cancer type. The novelty and scientific uncertainties regarding our therapeutic viruses and the uniqueness of human cancers from patient-to-patient increases the risk that our product candidates will not be successfully developed, or if developed will not have a therapeutic effect in a broad patient population.

WE ARE DEPENDENT UPON COLLABORATIVE RELATIONSHIPS TO DEVELOP, MANUFACTURE AND COMMERCIALIZE OUR PRODUCTS AND TO OBTAIN REGULATORY APPROVAL.

Our strategy for developing, manufacturing and commercializing our products and obtaining regulatory approval depends in large part upon maintaining and entering into collaboration agreements with pharmaceutical companies or other collaborative parties. We have entered into a number of collaboration agreements with different collaborative parties, including research, development and marketing agreements with Warner-Lambert and Bayer. If we fail to maintain these relationships or establish new collaborative relationships, we would be required to undertake these activities at our own expense, which would significantly increase our capital requirements and limit the programs we are able to pursue, and we would be subject to significant delays with the development, manufacture or sale of our products.

We are subject to a number of risks associated with our dependence upon collaborative relationships, including:

    - the amount and timing of expenditure of resources can vary for reasons outside our control;

    - business combinations and changes in a collaborative party's business strategy may adversely affect such party's willingness or ability to complete its obligations under the collaboration agreement with us;

    - the right of the collaborative party to terminate its collaboration agreement with us on limited notice and for reasons outside our control;

    - loss of significant rights to our collaborative parties if we fail to meet our obligations under these agreements;

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
    - disagreements as to ownership of clinical trial results or regulatory approvals, and the refusal of the FDA to recognize us as holding the regulatory approvals necessary to commercialize our products;

    - the collaborative party may develop or have rights to competing products and withdraw support of our products; and

    - disagreements may arise with a collaborative party regarding breach of the collaboration agreement or ownership of proprietary rights.

These factors and other possible disagreements with collaborative parties could lead to delays in the research, development or commercialization of our products or could require or result in litigation or arbitration, which would be time consuming and expensive. If we fail to maintain these relationships or establish new collaborative relationships, our business, financial condition and results of operations would be seriously harmed.

CHIRON MAY HAVE PREFERENTIAL RIGHTS TO ESTABLISH COLLABORATIONS WITH US.

We were established in April 1992 by means of a transfer from Chiron Corporation to us of the drug discovery program being conducted at Chiron by Dr. Frank McCormick, our scientific founder, and his research team. Under the agreement executed at that time, we granted Chiron preferential rights to receive product licenses in the fields of diagnostics and vaccines, and also established a mechanism for our making proposals to Chiron for future collaborations. Chiron has advised us that it believes that this mechanism requires us to offer gene therapy programs to Chiron before licensing any such program to a third party. We and Chiron have different interpretations of this agreement as it relates to the scope of Chiron's rights. Chiron delivered a letter to us under which Chiron waived any rights it has under the agreement with respect to collaborative arrangements that we may enter into with others until the end of July 2000, based on our selectively-replicating virus technology. During the period of time covered by this letter, we executed our agreement with Warner-Lambert for the development of ONYX-015 and two armed virus products. If Chiron does not grant us further waivers and asserts rights under the April 1992 agreement, or if disputes arise, our ability to enter into future collaborations for other product candidates would be complicated and might be delayed or interfered with. If we are unable to establish new collaborative relationships, or if our ability to enter into future collaborative arrangements are complicated, delayed or interfered with, our business, financial condition and results of operations would be seriously harmed.

WARNER-LAMBERT HAS AGREED TO BE ACQUIRED BY PFIZER, INC.

We have entered into multiple research and development and marketing collaboration agreements with Warner-Lambert, including a collaboration agreement related to ONYX-015. As part of our collaboration with Warner-Lambert related to ONYX-015, Warner-Lambert has agreed to manufacture ONYX-015 for commercial use.

In February 2000, Warner-Lambert agreed to be acquired by Pfizer, Inc. We cannot assure you that Pfizer will be interested in continuing these collaborative relationships with us because these collaborations address smaller markets than Pfizer generally seeks to address. We also cannot assure you that Pfizer is interested in the development of a virus technology platform or the products we seek to develop. If the acquisition of Warner-Lambert by Pfizer is consummated, then Pfizer could modify, disrupt or terminate our collaboration agreements with Warner-Lambert currently in effect, subject to the terms of such agreements. Pursuant to our agreement with Warner-Lambert relating to ONYX-015, Warner-Lambert has the right to terminate this agreement for any reason with 90 days notice, in which case they would be required to return all rights to ONYX-015 to us royalty-free. We cannot assure you that Pfizer will not modify, disrupt or terminate one or more of our collaboration agreements with Warner-Lambert pursuant to the terms of these agreements.

If Pfizer terminates our agreement relating to ONYX-015, a significant portion of the $40 million Warner-Lambert is obligated to fund for the development of ONYX-015, including the cost of clinical trials, would be lost. In addition, because we do not have any sales and marketing capability, we are relying on Warner-Lambert's sales and marketing expertise to commericialize ONYX-015. Further, if Pfizer terminates our agreement relating to ONYX-015 and does not agree to continue to manufacture ONYX-015 for commercial use, we would have to establish an alternate manufacturing source for ONYX-015 which would cause a delay in the commercial sale of ONYX-015. Such a delay, or the modification, disruption or termination of any of our current collaboration agreements with Warner-Lambert, especially our collaboration related to ONYX-015, would seriously harm our business, financial condition and results of operations.

WE DO NOT HAVE CLINICAL OR COMMERCIAL SCALE MANUFACTURING EXPERTISE OR CAPABILITIES AND ARE DEPENDENT ON THIRD PARTIES TO FULFILL OUR MANUFACTURING NEEDS.

We lack the resources and capabilities to manufacture our products on our own for clinical trials or in commercial quantities, and we have no experience in such manufacturing. It would require substantial funds to establish these capabilities. We have generally granted our collaborative parties the exclusive right to manufacture products resulting from our collaborations, and we expect to grant similar manufacturing rights in future collaborations. Consequently, we are dependent on third parties, including collaborative parties and contract manufacturers, to manufacture our products and product candidates. These parties may encounter difficulties in production scale-up, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. These third parties may not perform as agreed or may not continue to manufacture our products for the time required by us to successfully market our products. If these third parties fail to deliver the required quantities of our products or product candidates for clinical or commercial use on a timely basis and at commercially reasonable prices, and we fail to find a replacement manufacturer or obtain resources to develop our own manufacturing capabilities, our business will be seriously harmed.

WE CURRENTLY RELY ON A SOLE SOURCE OR LIMITED NUMBER OF SOURCES FOR THE MANUFACTURING OF ONYX-015.

We currently rely on a sole source contract manufacturer for the supply of ONYX-015 for Phase III clinical trials. This contract manufacturer has not produced materials for Phase III clinical trials for us or any other parties. In addition, there are a limited number of parties who could manufacture ONYX-015 for commercial use. If either our contract manufacturer or Warner-Lambert are unable to deliver the required quantities of ONYX-015 or either of them terminate our relationship, we may not be able to find a replacement manufacturer within a reasonable amount of time or at commercially reasonable rates. If we fail to find a replacement manufacturer or develop our own manufacturing capabilities, our business, financial condition and results of operations will be seriously harmed.

WE NEED TO SCALE-UP THE MANUFACTURING PROCESS OF ONYX-015 FOR COMMERCIAL USE.

To obtain regulatory approval for ONYX-015, our contract manufacturer will need to be able to produce commercial quantities of ONYX-015. To do so, we need to modify the manufacturing process to produce large quantities of ONYX-015 and obtain access to a larger manufacturing facility. This could require a significant amount of time and experimentation to meet our quality standards for ONYX-015. This will also require a significant capital investment on our part. In addition, if we do not treat patients in our Phase III pivotal trial with product from the new process manufactured at the larger facility, the FDA will most likely require a bridging study to show that the ONYX-015 produced from the new process at the larger facility is comparable to ONYX-015 produced from our existing manufacturing process at our contract manufacturer's existing facility. If we encounter difficulties in modifying the manufacturing process in time to conduct a bridging study prior to FDA review of our

Phase III pivotal clinical trial, commercial sales of ONYX-015 could be delayed and our business, financial condition or results of operation could be seriously harmed.

MARKET ACCEPTANCE OF OUR PRODUCTS IS UNCERTAIN.

Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community. A number of additional factors may limit the market acceptance of products including the following:

    - rate of adoption by healthcare practitioners;

    - indications for which the product is approved;

    - rate of the products' acceptance by the target population;

    - timing of market entry relative to competitive products;

    - availability of alternative therapies;

    - price of our product relative to alternative therapies;

    - availability of third-party reimbursement;

    - extent of marketing efforts by us and third-party distributors or agents retained by us; and

    - side effects or unfavorable publicity concerning our products or similar products.

WE DO NOT HAVE MARKETING OR SALES EXPERIENCE OR CAPABILITIES.

We intend to enter into agreements with third parties to market and sell most of our products. We may not be able to enter into marketing and sales agreements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales agreements with other companies, our revenues, if any, will depend on the efforts of others. We also have the right under our collaboration agreements to co-promote our products in conjuction with our collaborative parties. If we are unable to enter into third-party agreements or if we are exercising our rights to co-promote a product, then we will be required to develop marketing and sales capabilities. We may not successfully establish marketing and sales capabilities or have sufficient resources to do so. If we do not develop marketing and sales capabilities, we may not be able to meet our co-promotion obligations under our collaboration agreements, which could result in our losing these co-promotion rights. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations. Failure to establish marketing and sales capabilities or failure to enter into marketing agreements with third parties will seriously harm our business, financial condition and results of operations.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR PRODUCTS.

The recent death of a patient at the University of Pennsylvania undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates. As a result of this death, the United States Senate has commenced hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Based on the adverse events reported by investigators using adenoviral vectors, the Recombinant DNA Advisory Committee, or RAC, which acts as an advisory body to the National Institutes of Health, or NIH, has extensively discussed the use of adenoviral vectors in gene therapy clinical trials. Any increased scrutiny or new government regulation could delay or increase the costs of our product development efforts or clinical trials. In this regard, the patient in the University of Pennsylvania trial was receiving therapy by delivery through the hepatic artery of the liver. This route of administration is the same as the one we are using in our current Phase I/II clinical trial of ONYX-015 for liver metastases of colorectal cancer. Concern about this route of adenovirus administration could be a source of delay in further clinical trials or regulatory approvals for this type of cancer treatment.

Our commercial success will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain acceptance of the public or the media. Negative public reaction to gene therapy could result in greater governmental regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and could cause a decrease in the demand for products we may develop.

WE HAVE A HISTORY OF LOSSES AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

To date, we have engaged primarily in research and development. Our research and development and general and administrative expenses have resulted in substantial losses from operations. As of December 31, 1999, we had an accumulated deficit of approximately $78.1 million. We expect to incur significant and increasing operating losses over the next several years as our research and development efforts and preclinical testing and clinical trial activities expand. We expect that the amount of operating losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in our research and development efforts, the establishment or termination of collaborations, the timing and amount of collaboration payments under the terms of our collaborative agreements, or the initiation, success or failure of clinical trials.

We do not expect to generate revenues from the sale of products for the foreseeable future. We expect that substantially all of our revenues for the foreseeable future will result from payments under our collaborative agreements. Our ability to achieve profitability depends upon our success in completing development of our potential products, obtaining required regulatory approvals and manufacturing and marketing our products.

WE WILL NEED SUBSTANTIAL ADDITIONAL FUNDS.

We will require substantial additional funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop our technology and proposed products, and to establish or maintain relationships with collaborative parties to bring our products to market. Our future capital requirements will depend upon a number of factors, including continued scientific progress in the research and development of our technology programs, the size and complexity of these programs, our ability to establish and maintain collaboration agreements, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, competing technological and market developments and product commercialization activities. If we are unable to obtain additional funds, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses that are not favorable to us.

FAILURE TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS WILL SERIOUSLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. Because of the scientific nature of our business, we are highly dependent on principal members of our scientific and management staff. To pursue our product development plans, we will need to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation and manufacturing. These requirements are also expected to require additional management personnel and the development of additional expertise by existing management personnel. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, and other research institutions. The failure to maintain our management and scientific staff and to attract additional key personnel could seriously harm our business, financial condition and results of operations.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE.

We are engaged in a rapidly changing and highly competitive field. Other products and therapies that currently exist or are being developed will compete with the products we are seeking to develop and market. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive products are in clinical trials. In particular, among other trials, Schering-Plough Corporation is conducting a Phase II clinical trial of its p53 gene therapy product in liver metastases of colorectal cancer. Aventis, Inc./Introgen Therapeutics, Inc. are also initiating a Phase III clinical trial in head and neck cancer with their p53 gene therapy products. If approved, the products of these and other competitors now in clinical trials will compete directly with ONYX-015. Other companies are developing small molecule drugs that may compete with product candidates identified in our small molecule drug programs.

Many of our competitors, either alone or together with collaborative parties, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative parties, have significantly greater experience than we do in:

    - developing products;

    - undertaking preclinical testing and human clinical trials;

    - obtaining FDA and other regulatory approvals of products; and

    - manufacturing and marketing products.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before we do. If we commence commercial product sales, we will be competing against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. There are numerous competitors working on products to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, any product candidate that we successfully develop may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from:

    - other drug development technologies and methods of preventing or reducing the incidence of disease;

    - new small molecule drugs; or

    - other classes of therapeutic agents.

Developments by competitors may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborations with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than ours.

RISKS RELATED TO THE INDUSTRY

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND WE MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVALS.

Our product candidates under development are subject to extensive and rigorous domestic regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If we market our products abroad, they also are subject to extensive regulation by foreign governments. None of our products has been approved for sale in the United States or any foreign market. Because our products involve the application of new technologies and will be based on new therapeutic approaches, our products are subject to substantial additional review by various governmental regulatory authorities and as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies.

The regulatory review and approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Additional or more rigorous governmental regulations may be promulgated that could delay regulatory approval of our or a collaborative party's product candidates. Delays in obtaining regulatory approvals may:

    - adversely affect the successful commercialization of any products that we or collaborative parties develop;

    - impose costly procedures on us or our collaborative parties;

    - diminish any competitive advantages that we or collaborative parties may attain; and

    - adversely affect our receipt of revenues or royalties.

We expect to rely on the parties with which we collaborate to file investigational new drug applications and generally direct the regulatory approval process for many of our product candidates. Such collaborative parties may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. If we fail to obtain required governmental approvals, we or our collaborative parties will experience delays in or be precluded from marketing products developed through our research. In addition, the commercial use of our products will be limited. If we have disagreements as to ownership of clinical trial results or regulatory approvals, and the FDA refuses to recognize us as holding the regulatory approvals necessary to commercialize our products, we may experience delays in or be precluded from marketing products developed through our research. Delays and limitations may materially adversely affect our business, financial condition and results of operations.

Any required approvals, once obtained, may be withdrawn. Further, if we fail to comply with applicable FDA and other domestic or foreign regulatory requirements at any stage during the regulatory process, we, our contract manufacturers or our collaborative parties may be subject to sanctions, including:

    - delays;

    - warning letters;

    - fines;

    - product recalls or seizures;

    - injunctions;

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
    - refusal of the FDA or its foreign counterparts to review pending market approval applications or supplements to approval applications;

    - total or partial suspension of production;

    - civil penalties;

    - withdrawals of previously approved marketing applications, and

    - criminal prosecutions.

We and our contract manufacturers also are required to comply with the applicable FDA current good manufacturing practice regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our products, and are subject to additional FDA inspection. We or our contract manufacturers may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements.

After a product has received approval from the FDA, we cannot guarantee the FDA will permit us to market the product for applications beyond those for which approval was granted, or that the FDA will grant us approval for separate product applications which represent extensions of our basic technology, or that existing approvals will not be withdrawn or modified in a significant manner. Further, it is possible that the FDA will promulgate additional regulations restricting the sale of our products.

Labeling and promotional activities are subject to scrutiny by the FDA and state regulatory agencies and, in some circumstances, by the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. These regulations, and the FDA's interpretation of them, may impair our ability to effectively market products for which we gain approval. Failure to comply with these requirements can result in regulatory enforcement action by the FDA.

In addition, problems or failures with the products of others, including our competitors, could have an adverse effect on our ability to obtain or maintain regulatory approval for any of our product candidates or products.

CLINICAL TRIALS ARE EXPENSIVE AND THEIR OUTCOMES ARE UNCERTAIN.

Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we or collaborative parties must demonstrate through preclinical testing and clinical trials that the product is safe and effective for use in humans. We will incur substantial expense for, and devote a significant amount of time to, preclinical and clinical testing and clinical trials. Historically, the results from preclinical testing and early clinical trials have not been predictive of results obtained in later clinical trials involving large-scale testing of patients in comparison to control groups. Clinical trials may require the enrollment of large numbers of patients and suitable patients may be difficult to identify and recruit. A number of companies in the pharmaceutical industry have suffered significant setbacks in every stage of clinical trials, even in advanced clinical trials after promising results in earlier trials.

The length of time of a clinical trial generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

    - inability to acquire sufficient quantities of materials for use in clinical trials;

    - competition for and inability to enroll a sufficient number of suitable patients for testing and inability to adequately follow patients after treatment;

    - variations in interpretation of data obtained from trials;

    - failure to meet or comply with efficacy, safety or quality applicable standards; or

    - government or regulatory delays.

Our product candidates may fail to demonstrate safety and efficacy in clinical trials. This failure may delay development of our other product candidates, and hinder our ability to conduct related preclinical testing and clinical trials. Failure to obtain regulatory approval for our product candidates may also create difficulties in obtaining additional financing. These failures will seriously harm our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR OPERATE OUR BUSINESS WITHOUT INFRINGING UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

Our technology will be protected from unauthorized use by others only to the extent that it is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, our success depends in part on our ability to:

    - obtain patents;

    - license technology rights from others;

    - protect trade secrets;

    - operate without infringing upon the proprietary rights of others; and

    - prevent others from infringing on our proprietary rights.

We cannot be certain that our patents or patents that we license from others will be enforceable and afford protection against competitors. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims that will be allowed under our patent applications or their enforceability. Our patents or patent applications, issued or pending, respectively, may be challenged, invalidated or circumvented. Our patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Others may independently develop technologies similar to ours or independently duplicate our technologies. Due to the extensive time required for development, testing and regulatory review of our potential products, our patents may expire or remain in existence for only a short period following commercialization. This would reduce or eliminate any advantage the patents may give us.

We cannot be certain that we were the first to make the inventions covered by each of our issued or pending patent applications or that we were the first to file patent applications for such inventions. We may need to license the right to use third-party patents and intellectual property to continue development and marketing of our products. We may not be able to acquire such required licenses on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties' patents, or we may not be able to proceed with the development, manufacture or sale of our products. We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others' proprietary rights. Patent litigation is costly. In addition, we may require interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions relating to our patent applications. Litigation or interference proceedings could have a material adverse effect on our business, financial condition and results of operations, and we could be unsuccessful in our efforts to enforce our intellectual property rights.

Specifically, we are aware of patent applications filed in the United States and abroad that, if they were to issue, would cover ONYX-015 and other selectively-replicating viruses, and we are aware of patent applications that claim enzymes for converting prodrugs to their active forms for treating disease, including cancers, and methods of delivering the enzymes using a virus. If any of these patents are issued and we are unable to successfully challenge any claims asserting that our product candidates or products infringe the patent, or design around the patent or negotiate a reasonable license under the patent, our business, financial condition and results of operations would be seriously harmed.

WE FACE PRODUCT LIABILITY RISKS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE
INSURANCE.

The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to liability claims resulting from such use or sale of our products. These claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. We may experience financial losses in the future due to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for product candidates in development. However, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our business, financial condition and results of operations would be seriously harmed.

OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS.

Our research and process development activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may seriously harm our business. In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE IS HIGHLY VOLATILE.

The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our stock price include:

    - results of clinical trials;

    - ability to accrue patients;

    - ability to manufacture sufficient supply of ONYX-015;

    - success or failure in obtaining regulatory approval by us or our competitors;

    - public concern as to the safety and efficacy of our products;

    - developments concerning the business of collaborative parties or their transactions with third parties;

    - developments in our relationship with collaborative parties;

    - developments in patent or other proprietary rights;

    - additions or departures of key personnel;

    - announcements by us or our competitors of technological innovations or new commercial therapeutic products;

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
    - published reports by securities analysts;

    - fluctuations in stock market price and volume, which are particularly common among securities of biotechnology companies;

    - fluctuations in our operating results;

    - statements of governmental officials; and

    - changes in healthcare reimbursement policies.

EXISTING STOCKHOLDERS HAVE SIGNIFICANT INFLUENCE OVER US.

Upon completion of this offering, our executive officers, directors and 5% stockholders will beneficially own, in the aggregate, approximately 30% of our outstanding common stock. As a result, these stockholders will be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these stockholders.

Bayer, a collaborative party, has the right to have its nominee elected to our board of directors as long as we continue to collaborate on the development of a compound. In addition, International Biotechnology Trust plc has the right to have its nominee elected to our board of directors as long as it continues to own at least 66 2/3% of our common stock it purchased in January 1998. Because of these rights and ownership and voting arrangements, our officers, directors and principal stockholders may be able to effectively control the election of all members of the board of directors and to determine all corporate actions.

WE DO NOT INTEND TO PAY DIVIDENDS.

We intend to retain any future earnings to finance the growth and development of our business and we do not plan to pay cash dividends in the foreseeable future.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

The offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution in net tangible book value per share of common stock of $13.905 per share. Investors will incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

SUBSTANTIAL SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, assuming the number of outstanding shares as of February 29, 2000, we will have 16,564,509 outstanding shares of common stock, 16,939,509 shares if the underwriters exercise their over-allotment option in full. Of these shares, a total of approximately 4,965,581 shares held by our directors, executive officers and 5% stockholders are subject to lock-up agreements generally providing that these stockholders will not sell or otherwise dispose of their shares for a period of 90 days following the date of the final prospectus for this offering without the prior written consent of the representatives.

In addition, approximately 60 days after the date of the final prospectus for this offering, we will file a resale registration statement with the SEC to register 2,000,000 shares of our common stock acquired in connection with a private placement that was completed in January 2000. We will use our best efforts to have that resale registration statement declared effective within 90 days following the date of the final prospectus for this offering and these shares will become freely tradable upon the expiration of this 90-day period. In addition, options to purchase up to 1,617,745 shares of our common stock are outstanding as of February 29, 2000 under our stock option plans.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially acute for us because biotechnology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business, financial condition and results of operations.

PROVISIONS IN DELAWARE LAW AND OUR CHARTER MAY PREVENT OR DELAY A CHANGE OF CONTROL.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation's stock unless:

    - the board of directors approved the transaction where the stockholder acquired 15% or more of the corporation's stock;

    - after the transaction where the stockholder acquired 15% or more of the corporation's stock, the stockholder owned at least 85% of the corporation's outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

    - on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

As such, these laws could prohibit or delay mergers or a change of control of us and may discourage attempts by other companies to acquire us.

Our certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

    - our board is classified into three classes of directors as nearly equal in size as possible with staggered three year-terms;

    - the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

    - all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

    - special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or the board; and

    - no cumulative voting.

These provisions may have the effect of delaying or preventing a change of control, even at stock prices higher than the then current stock price.

                                 CAPITALIZATION

The following table presents our capitalization as of December 31, 1999 on:

    - an actual basis;

    - a pro forma basis, giving effect to the following stock transactions:

       - the sale and issuance in January 2000 of 2,000,000 shares of common stock to four institutional investors in a private placement, at a price of $9.00 per share, for aggregate proceeds of $18,000,000; and

       - the sale and issuance in February 2000 of 279,470 shares of common stock to Warner-Lambert in a private placement, at a price of $17.891 per share, for aggregate proceeds of $5,000,000; and

    - a pro forma as adjusted basis to reflect the sale of the shares of common stock in this offering at an assumed offering price of $18.375 per share, the last reported sale price of our common stock on March 24, 2000, after deducting underwriting discounts and estimated offering expenses payable by us.

                                                                      DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $14,463     $37,463     $  79,744
                                                              =======     =======     =========
Long-term debt, non-current portion.........................  $   183     $   183     $     183
                                                              -------     -------     ---------
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized, issuable in series; none issued and
    outstanding
  Common stock, $0.001 par value; 25,000,000 shares
    authorized; 11,551,681 shares issued and outstanding,
    actual; 13,831,151 shares issued and outstanding, pro
    forma; 16,331,151 shares issued and outstanding, pro
    forma as adjusted.......................................       12          14            16
  Additional paid-in capital................................   85,723     108,721       151,000
  Accumulated deficit.......................................  (78,073)    (78,073)      (78,073)
                                                              -------     -------     ---------
    Total stockholders' equity..............................  $ 7,662     $30,662     $  72,943
                                                              =======     =======     =========
      Total capitalization..................................  $ 7,845     $30,845     $  73,126
                                                              =======     =======     =========

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of December 31, 1999 and excludes:

    - 2,011,447 shares issuable upon exercise of outstanding options as of December 31, 1999, at a weighted average exercise price of $7.05 per share;

    - an aggregate of 298,199 shares of common stock available for future issuance under our stock option plans as of December 31, 1999; and

    - an aggregate of 48,079 shares of common stock available for future
      issuance under our       Employee Stock Purchase Plan as of December 31,
      1999.

                                    DILUTION

As of December 31, 1999, we had a pro forma net tangible book value of $30,662,000, or $2.22 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by 13,831,151 shares of common stock outstanding after giving effect to:

    - the sale and issuance in January 2000 of 2,000,000 shares of common stock to four institutional investors in a private placement at $9.00 per share for aggregate proceeds of $18.0 million; and

    - the sale and issuance in February 2000 of 279,470 shares of common stock, to Warner-Lambert in a private placement at $17.891 per share, for aggregate proceeds of $5.0 million.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock outstanding immediately after completion of this offering at an assumed offering price of $18.375 per share, the last reported sale price of our common stock on March 24, 2000. After giving effect to the sale by us of 2,500,000 shares of common stock in this offering, after deducting the underwriting discounts and offering expenses, our pro forma net tangible book value as of December 31, 1999 would have been $4.47 per share to existing stockholders and an immediate dilution in net tangible book value of $13.91 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share...................            $18.375
                                                                      -------
  Pro forma net tangible book value per share
    as of December 31, 1999...............................  $  2.22
  Increase per share attributable to new investors........     2.25
                                                            -------
As adjusted pro forma net tangible book value per share
  after the offering......................................               4.47
                                                                      -------
Dilution per share to new investors.......................            $13.905
                                                                      =======

The following tables shows the total consideration paid and the average price per share paid by the existing stockholders and by new investors, after deducting underwriting discounts and offering expenses payable by us at an assumed public offering price of $ per share.

                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                         ----------------------   -----------------------   AVERAGE PRICE
                                           NUMBER      PERCENT       AMOUNT      PERCENT      PER SHARE
                                         -----------   --------   ------------   --------   -------------
Existing stockholders..................   13,831,151     84.7%    $107,507,000     70.1%       $  7.77

New investors..........................    2,500,000     15.3       45,937,500     29.9%       $18.375
                                         -----------    -----     ------------    -----

    Total..............................   16,331,151    100.0%    $153,444,500    100.0%
                                         ===========    =====     ============    =====

The foregoing discussion and tables are based on the total number of shares outstanding on December 31, 1999 and excludes:

    - 2,011,447 shares of common stock subject to outstanding stock options at December 31, 1999, at a weighted average exercise price of $7.05 per share;

    - an aggregate of 298,199 shares of common stock reserved for future issuance under our stock option plans as of December 31, 1999; and

    - an aggregate of 48,079 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan as of December 31, 1999.

                            SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus, and the financial statements and related notes thereto included in our annual report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference. The statement of operations data for the years ended December 31, 1997, 1998, and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from, and qualified by reference to, our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 1999 and should be read in conjunction with those financial statements and related notes.

                                                             YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------
                                                 1995       1996       1997       1998       1999
                                               --------   --------   --------   --------   --------
                                                      (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenues...............................  $ 6,945    $ 8,302    $  7,799   $ 11,314   $ 13,324
Operating expenses:
  Research and development...................   13,290     14,767      20,715     25,383     23,627
  General and administrative.................    2,807      3,527       5,089      5,275      5,341
                                               -------    -------    --------   --------   --------

Loss from operations.........................   (9,152)    (9,992)    (18,005)   (19,344)   (15,644)
Interest income, net.........................      725      1,575       1,980      1,685        842
                                               -------    -------    --------   --------   --------
Net loss.....................................  $(8,427)   $(8,417)   $(16,025)  $(17,659)  $(14,802)
                                               =======    =======    ========   ========   ========
Net loss per share...........................  $ (8.92)   $ (1.31)   $  (1.65)  $  (1.56)  $  (1.29)
                                               =======    =======    ========   ========   ========
Shares used in computing net loss per
  share......................................      945      6,401       9,707     11,289     11,503
                                               =======    =======    ========   ========   ========

                                                                 DECEMBER 31,
                                             ----------------------------------------------------
                                               1995       1996       1997       1998       1999
                                             --------   --------   --------   --------   --------
                                                                (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and short term
  investments..............................  $ 12,483   $ 40,329   $ 35,472   $ 32,160   $ 14,463
Total assets...............................    17,756     45,779     41,858     37,207     21,628
Working capital............................     9,447     36,483     27,885     19,591      6,773
Long term debt, non-current portion........       544         99      4,336      2,382        183
Accumulated deficit........................   (21,170)   (29,587)   (45,612)   (63,271)   (78,073)
Total stockholders' equity.................  $ 13,545   $ 40,923   $ 28,821   $ 21,619   $  7,662

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED HEREIN, THE WORDS "MAY," "WILL," "EXPECTS," "ANTICIPATES," "ESTIMATES," "INTENDS," "PLANS," "PREDICTS," "POTENTIAL," "BELIEVE," "SHOULD" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS".

OVERVIEW

We are engaged in the discovery and development of innovative therapeutics for treatment of cancer based on our proprietary virus technology platform. We believe our technology platform represents a novel approach in developing therapeutics that selectively kill cancer cells in the body, leaving healthy, non-cancerous tissues unharmed. Our lead product candidate, ONYX-015, is genetically engineered to selectively replicate in and destroy human tumors based on the loss of p53 tumor suppressor gene function in cancer cells.

We have now completed Phase II clinical trials using ONYX-015 for the treatment of head and neck cancer. Based on these results, and in collaboration with Warner-Lambert, we expect to begin a pivotal Phase III clinical trial of ONYX-015 by the middle of 2000. We are also evaluating ONYX-015 in clinical trials for a number of other cancer indications. Other potential products from our technology platform include viruses that replicate in and destroy human tumors based on defects in the RB tumor suppressor gene function in cancer cells. Additionally, we are developing armed viruses that increase the cancer killing power of the virus and expand the range of human cancers sensitive to the therapy.

Further, we are working with Bayer and Warner-Lambert to identify and develop small molecule therapeutic compounds for a number of cancers. Together with Bayer, we have selected an anticancer compound for clinical development. Depending upon final results of preclinical testing of this compound, we expect Bayer to file an IND with the FDA by the middle of 2000.

We have not been profitable since inception and expect to incur substantial and increasing losses for the foreseeable future, primarily due to expenses associated with the expansion of our self-funded virus research and development programs. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. As of December 31, 1999, our accumulated deficit was approximately $78.1 million.

In January 2000, we sold and issued 2,000,000 shares of common stock to four institutional investors in a private placement, at a price of $9.00 per share, for aggregate proceeds of $18,000,000. In February 2000, we sold and issued 279,470 shares of common stock to Warner-Lambert in a private placement, at a price of $17.891 per share, for aggregate proceeds of $5,000,000.

Our business is subject to significant risks, including the risks inherent in our research and development efforts, the results of the ONYX-015 clinical trials, uncertainties associated with obtaining and enforcing patents, the lengthy and expensive regulatory approval process and competition from other products. We do not expect to generate revenues from the sale of proposed products in the foreseeable future. We expect that all of our revenues in the foreseeable future will be generated from collaboration agreements.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

TOTAL REVENUES. Our total revenues in each of the last three years was derived almost exclusively from collaborative research and development programs with Warner-Lambert, Bayer and Eli Lilly & Company. The approximate revenue from each of our programs, and other sources for each of the past three years was as follows:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
Warner-Lambert:
  ONYX-015 and Armed Viruses................................   $  --      $  --      $ 4.0
  Cell Cycle................................................     1.8        2.8        2.7
  Inflammation..............................................      --        3.1        3.3

Bayer.......................................................     4.7        3.7        1.8

Eli Lilly & Company.........................................     1.2        1.2        0.5
                                                               -----      -----      -----

  Total contract revenues...................................     7.7       10.8       12.3

All other sources...........................................     0.1        0.5        1.0
                                                               -----      -----      -----

  Total revenues............................................   $ 7.8      $11.3      $13.3
                                                               =====      =====      =====

Total revenues increased by 45% from 1997 to 1998 and 18% from 1998 to 1999, in each case primarily as a result of increased contract revenues. Total contract revenues are expected to increase in 2000 from total contract revenues realized in 1999 because we anticipate a full year of revenues under the Warner-Lambert ONYX-015 collaborative agreement, which was in effect for only four months of 1999. In January 1999, our collaboration with Bayer transitioned from a research program to the co-development of a product candidate and as a result, we will not recognize any revenue in 2000 from this program. In June 1999, the collaboration program with Eli Lilly & Company expired pursuant to the terms of the agreement and as a result, we will not recognize any future revenues under this program.

RESEARCH AND DEVELOPMENT. Research and development expenses were $20.7 million in 1997, $25.4 million in 1998 and $23.6 million in 1999. The 1998 expense increase of 23% was primarily due to additional costs associated with Phase I and Phase II clinical trials of ONYX-015 and, additionally, due to higher research expenses in our self-funded virus program. The 1999 expense decrease of 7% was primarily due to a reduced level of research activities associated with the transition of the ras program. Research under our collaboration agreements with Warner-Lambert is fully funded by them up to specified levels. We expect to continue to expand the scope of our self-funded virus research and development programs in future periods, which may result in substantial increases in research and development expenses. These research and development expenses may not be funded by collaborative parties.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $5.1 million in 1997, $5.3 million in 1998 and $5.3 million in 1999. General and administrative expenses for all three years remained at essentially the same level. It is anticipated that general and administrative expenses may increase modestly in future periods in order to support increases in research and development activities.

NET INTEREST INCOME. We had net interest income of $2.0 million in 1997, $1.7 million in 1998 and $0.8 million in 1999. Net interest income decreased by 15% in 1998 primarily due to higher interest expense on a line of credit arrangement entered into in December 1997. Net interest income decreased by 50% in 1999 primarily due to a lower average balance of cash, cash equivalents and short-term investments.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, our cash expenditures have substantially exceeded our revenues, and we have relied primarily on the proceeds from the sale of equity securities and revenues from collaborative research and development agreements to fund our operations.

At December 31, 1997, we had cash and investments of $35.5 million, compared to $32.2 million at December 31, 1998 and $14.5 million at December 31, 1999. The decrease of $3.3 million in 1998 was primarily due to cash used in operations of $10.5 million, repayment of debt of $2.1 million and capital expenditures of $1.3 million primarily offset by the issuance of 1,403,508 shares of common stock to two institutional investors, raising $10.0 million in aggregate proceeds. The decrease of $17.7 million in 1999 was primarily due to cash used in operations of $14.6 million, repayment of debt of $2.2 million and capital expenditures of $1.4 million.

Our cash used in operations was $11.8 million in 1997, $10.5 million in 1998 and $14.6 million in 1999. This cash was used primarily to fund increasing levels of research and development and the general and administrative expenses necessary to support increased operations. Expenditures for capital equipment amounted to $2.2 million in 1997, as compared to $1.3 million in 1998 and $1.4 million in 1999. We currently expect to make expenditures for capital equipment of approximately $2.9 million in 2000.

We recorded and amortized over the related vesting periods deferred compensation representing the difference between the exercise price of options granted and the deemed fair value of our common stock at the time of grant. Options generally vest over four years. The amortization of deferred compensation was $219,000 in both 1997 and 1998 and $194,000 in 1999. During 1999, deferred compensation was fully amortized.

We believe that our existing capital resources and interest thereon including equity placements of $23.0 million in early 2000 and anticipated revenues from existing collaborations will be sufficient to fund our current and planned operations through at least March 2001, before consideration of the proceeds of this offering. There can be no assurance, however, that changes in our research and development plans or other changes affecting our operating expenses will not result in the expenditure of such resources before such time, and in any event, we will need to raise substantial additional capital to fund our operations in future periods. We intend to seek such additional funding through collaborations, public and private equity or debt financings, capital lease transactions or other financing sources that may be available. However, there can be no assurance that additional financing will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop on our own.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement of Financial Reporting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS
133. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Change in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and, if so, the type of hedge transaction.

In June 1999, the FASB issued Statement of Financial Reporting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," or SFAS 137, which amends SFAS 133 to be effective for all fiscal quarters or all fiscal years beginning after June 15, 2000. Management does not currently expect that adoption of SFAS 137 will have a material impact on the Company's financial position or results of operations.

IMPACT OF THE YEAR 2000

In our public disclosures in 1999, we discussed the nature and progress of our plans to be Year 2000 compliant. In late 1999, we completed our remediation and testing of computer systems and research and development software and instrumentation. As a result of those planning and implementation efforts, we experienced no significant disruptions in those systems applications or our financial and information technology systems. We believe those systems successfully responded to the Year 2000 date change. We expensed approximately $200,000 during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our research and development systems, other internal systems or the products and services of our significant suppliers and other third parties. We will continue to monitor our computer applications and those of our suppliers throughout the year 2000 to ensure that any Year 2000 matters that may arise are addressed promptly.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. By policy, we place our investments with high quality debt security issuers, limit the amount of credit exposure to any one issuer, limit duration by restricting the term, and hold investments to maturity except under rare circumstances. We classify our cash equivalents or short-term investments as fixed rate if the rate of return on an instrument remains fixed over its term. As of December 31, 1999, all of our cash equivalents and short-term investments are classified as fixed rate.

The table below presents the amounts and related weighted interest rates of our cash equivalents and short-term investments at December 31, 1999:

                                                                           AVERAGE
                                                          FAIR VALUE       INTEREST
                                            MATURITY    (IN $ MILLIONS)      RATE
                                           ----------   ---------------   ----------
Cash equivalents, fixed rate.............       Daily         12.7           5.29%
Short-term investments, fixed rate.......  0 - 1 year          1.8           5.56%

                                    BUSINESS

OVERVIEW

We are developing innovative products for the treatment of cancer based on our proprietary virus technology platform. Our platform employs selectively-replicating viruses to kill cancer cells in the human body, leaving healthy, non-cancerous tissues unharmed. Our lead product candidate, ONYX-015, is an engineered virus that has been genetically modified to selectively replicate in and destroy human cancer cells that are deficient in p53 tumor suppressor gene function. Mutations in the p53 gene occur in over 50% of human cancer cases.

We have completed two Phase II clinical trials of ONYX-015 for the treatment of head and neck cancer. Based on the data from these trials, we intend to begin a Phase III clinical trial of ONYX-015 in the middle of 2000. This Phase III pivotal trial will be conducted in conjunction with Warner-Lambert, our collaborative partner for the development and commercialization of ONYX-015. We are also evaluating ONYX-015 in Phase I/II and Phase I clinical trials for four additional cancer indications and expect to report interim results from several of these studies at the ASCO meeting in May 2000.

To expand our product portfolio, we are developing a number of technologies that are complementary to our core virus technology platform. First, we are arming our therapeutic viruses with anticancer genes. We believe that we can arm viruses to activate the production of a chemotherapeutic agent at the tumor site. Second, we are developing approaches to enhance systemic delivery of our viruses. We believe that systemic delivery would enable our therapeutic viruses to treat a wider spectrum of cancer patients, including those with metastatic disease. Additionally, we are engineering therapeutic viruses to selectively replicate in and destroy cancer cells that are deficient in the RB tumor suppressor gene function. Mutations in the RB gene occur in over 30% of human cancer cases.

We have entered into an agreement with Warner-Lambert to develop and commercialize ONYX-015 as well as two armed therapeutic viruses. Under the terms of this agreement, we have the right to co-promote ONYX-015 in the United States and Canada and share equally in the resulting profits or losses. Furthermore, Warner-Lambert has the right to commercialize these products in the rest of the world and is obligated to pay us a royalty based on net sales in these markets. Additionally, Warner-Lambert is obligated to fund up to $40.0 million of development costs related to ONYX-015 and to fully fund preclinical development of the two armed viruses.

In addition to our therapeutic virus programs, we are working with Warner-Lambert and Bayer to identify and develop small molecule therapeutic compounds for a number of cancers. Together with Bayer, we have selected a compound for clinical development that inhibits ras signaling in cancer cells. Mutations in the ras gene occur in nearly 30% of human cancer cases. We anticipate that Bayer will file an IND for this compound in the middle of 2000.

p53 AND RB FUNCTION AND HUMAN CANCER

Cancer is caused by a number of genetic changes or mutations that allow affected cells to grow uncontrollably. Tumor suppressor genes are normal growth regulators that are inactivated through mutations, and their loss of function results in cancer formation. RB and p53 are tumor suppressors that regulate cell division and cell death in normal cells, and the loss of either function is often associated with uncontrollable proliferation. The majority of human cancers appear to be dependent on loss of p53 and RB function. This is a major difference between cancer and normal cells. Our therapeutic virus platform is aimed at taking advantage of these important differences.

TECHNOLOGY PLATFORM

Most current non-surgical therapies for cancer, such as chemotherapy and radiation, discriminate poorly between tumor and normal cells and result in damage to healthy tissues. Consequently, these treatments can have serious adverse side effects that frequently limit their use. Our technology enables the selective killing of cancer cells based on the presence of mutations affecting specific tumor suppressor gene function. We utilize our technology to engineer human adenoviruses to selectively replicate in and kill cancer cells based on the presence of mutations affecting p53 and RB tumor suppressor gene functions. In healthy cells, human adenoviruses inactivate p53 and RB to reproduce themselves. Our therapeutic viruses are engineered to lack the ability to inactivate p53 and RB in healthy cells, and therefore, cannot reproduce efficiently in and harm normal tissues. By contrast, because the p53 and RB tumor suppressor gene functions have been eliminated in cancer cells, our engineered viruses can replicate efficiently and kill these cells. This leaves the body's healthy tissue unaffected, while the newly made and released virus progeny infect nearby cancer cells and perpetuate the selective cancer cell killing cycle, thereby amplifying the therapeutic effect.

We are developing a number of technologies that complement our selectively-replicating virus platform. First, we are developing the capability to arm our therapeutic viruses with anticancer genes. The significant features of this technology are selective expression and amplification of anticancer genes within the local tumor environment. Because our virus selectively replicates in tumor cells, the anticancer gene is also selectively expressed at the tumor site. We believe this should minimize systemic exposure and toxicity. Furthermore, we believe that as the virus replicates, it will also steadily increase the concentration of the therapeutic agent in the cancer mass, thereby adding to the virus' anticancer effect. Thus, the selectivity and amplification features inherent to our technology should expose the tumor to higher levels of the therapeutic agent than is possible with other methods of administration. We plan to arm our viruses with a number of anticancer genes. The two initial classes are prodrug converting enzyme genes which might convert a nontoxic prodrug into a cytotoxic chemotherapeutic, and those genes that might stimulate immune response against the tumor.

In addition to our armed virus program, we are developing ways to physically or genetically modify our therapeutic viruses to improve their circulating half-life upon systemic administration. We believe that this is important for treatment of a broad range of cancers, including metastatic disease.

ONYX-015

Our lead product, ONYX-015, is a human adenovirus that has been modified so that it does not make E1B 55k, a viral protein that binds to cellular p53 and blocks its function. As a result, ONYX-015 cannot inactivate the p53 protein and effectively harm normal cells. However, in the majority of cancer cells, p53 function is already lost through mutation. When ONYX-015 infects cancer cells, the virus growth cycle proceeds, the cancer cells are killed, new virus progeny are produced and neighboring cancer cells are infected and killed.

To date, we have evaluated ONYX-015 efficacy in Phase II trials in which direct intratumoral injections were used to treat head and neck cancer patients. Additionally, we are conducting separate Phase I/II trials in patients with liver metastases of colorectal cancer and in patients with pancreatic cancer. Furthermore, separate Phase I trials have been completed in patients with ovarian cancer and in advanced cancer patients with lung involvement. Set forth below are the American Cancer Society's estimates for new cancer cases and cancer deaths in the United States for the year 2000 for some of the solid tumor cancers that we are targeting with ONYX-015.

CANCER TYPE                                                NEW CASES    DEATHS
-----------                                                ---------   --------
Head and neck*...........................................    40,300     11,700
Colon and rectum.........................................   130,200     56,300
Pancreas.................................................    28,300     28,200
Ovary....................................................    23,100     14,000
Lung.....................................................   169,000    158,000

------------------------
*    Includes cancers of the larynx, tongue, mouth, oral cavity and pharynx.

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
HEAD & NECK CLINICAL PROGRAMS

We have completed two Phase II efficacy trials with ONYX-015 in head and neck cancer patients. In the first trial, patients with end-stage refractory tumors received intratumoral injections of ONYX-015 daily over five consecutive days. Refractory tumors are those that no longer respond to conventional cancer treatments, including chemotherapy. In this trial, four of 19 evaluable patients had greater than 50% reduction in the size of their injected tumors, including two with complete responses. A complete response is defined as a 100% reduction in the size of the injected tumor. In this trial, ONYX-015 was well tolerated with 60% of these patients experiencing transient flu-like symptoms.

In the second Phase II trial, ONYX-015 was administered in combination with cisplatin and 5-fluorouracil to head and neck cancer patients with recurrent disease. These two chemotherapeutic drugs are the current standard of care for patients with recurrent head and neck tumors. In this trial, the dosing regimen provided for daily direct intratumoral injections of ONYX-015 on each of days one through five, intravenous dosing of cisplatin on day one and intravenous dosing of 5-fluorouracil on each of days one through five. Nineteen of the 30 evaluable patients, or 63%, had regressions of greater than 50% in their injected tumor, including eight patients, or 27%, with complete responses. We believe these rates compare favorably to an average historical response rate using chemotherapy alone in which approximately 35% of patients had tumor regressions of greater than 50%, with an average complete response rate of less than 10%. In this trial, the treatment was generally well tolerated with chemotherapy-related gastrointestinal symptoms and injection site pain being the most frequent adverse events reported by patients.

In a separate analysis of this same trial, we compared the efficacy of ONYX-015 plus chemotherapy in the injected tumor to the efficacy of chemotherapy alone in distant uninjected tumors. Eleven patients had more than one tumor and only their largest tumor was injected with ONYX-015. Nine of the 11 tumors injected with ONYX-015 responded, while only three of the 11 patients' uninjected tumors responded. We believe that this study, which considers the patients as their own control, demonstrates the superiority of ONYX-015 plus chemotherapy over chemotherapy alone.

We have had discussions with the FDA regarding the Phase III trial design for treating patients with recurrent head and neck cancer with ONYX-015. Based on these discussions, and together with Warner-Lambert, we intend to initiate a pivotal Phase III clinical trial in the middle of 2000. The trial will compare intratumoral injection of ONYX-015 plus standard chemotherapy, 5-fluorouracil and cisplatin, versus standard chemotherapy alone. We expect that the trial will take place at numerous centers in the United States and Europe and will include 290 evaluable patients, half in each arm of the study. The primary endpoints for the trial are progression-free survival and durable tumor response. Secondary endpoints include patient quality of life measurements and overall survival.

We are also planning to initiate a Phase II/III trial by the end of 2000 which will evaluate ONYX-015 in patients with refractory head and neck cancer. We expect this trial will include 50 to 100 patients who will receive ONYX-015 in combination with chemotherapy, with durable tumor response as the primary endpoint. We anticipate that the results from this second trial will also be included in the eventual licensing applications for ONYX-015.

OTHER CLINICAL PROGRAMS

We are currently evaluating ONYX-015 in Phase I/II and Phase I clinical trials in four additional cancer indications. We intend to report interim results from several of these studies at the ASCO meeting in May 2000. The trials described below are at an early stage of development and there can be no assurance that sufficient anticancer activity or clinical benefit will be observed in later trials to warrant registration or use in patients with these cancers.

LIVER METASTASES OF COLORECTAL CANCER. We are conducting an ongoing Phase I/II trial in which ONYX-015 is infused via the hepatic artery in patients with liver metastases of colorectal cancer. This intra-arterial route permits simultaneous delivery of ONYX-015 to multiple tumor sites within the liver. In this trial, patients who tolerate the initial cycles of treatment with ONYX-015 alone receive a combination of ONYX-015 plus 5-fluorouracil and leucovorin, the standard chemotherapeutic regimen for colorectal cancer treatment, for subsequent treatment cycles. This study is in the final stages of patient accrual and, to date, evidence of biological and anticancer activity has been observed. We believe that the combination of ONYX-015 with chemotherapy was able to shrink or halt the growth of intrahepatic tumors in a number of patients who had progressed following prior chemotherapy treatment. As a follow-up to these clinical trials, we are discussing various Phase II protocols with Warner-Lambert.

PANCREATIC CANCER. We are conducting an ongoing Phase I/II trial in which ONYX-015 is administered through endoscopic ultrasound-guided intratumoral injections in patients with advanced pancreatic cancer. This technique allows for multiple injections per treatment. Patients who tolerate the initial cycles of treatment with ONYX-015 alone receive gemcitabine, a chemotherapeutic agent for the treatment of pancreatic cancer, in combination with ONYX-015 in subsequent treatment cycles. The final cohort of patients remains to be treated in this trial. To date, we believe the combination of ONYX-015 plus gemcitabine resulted in shrinkage or halted tumor growth in a number of patients.

OVARIAN CANCER. We have completed a Phase I trial of ONYX-015 in 16 patients with recurrent or refractory ovarian cancer. This Phase I dose escalation trial involved administration of five daily ONYX-015 infusions per cycle via intraperitoneal delivery into the abdominal cavity. In this trial ONYX-015 was generally well tolerated in patients with minimal tumor mass.

LUNG CANCER. One of our independent investigators has completed a Phase I trial in ten patients with advanced cancers with lung involvement. The primary objectives of the trial were to determine safety and pharmacokinetics of intravenously administered ONYX-015. In this trial, ONYX-015 was generally well tolerated. As a follow up to this trial, we are discussing future Phase II intravenous trials in patients with lung and liver tumors with Warner-Lambert.

OTHER PRODUCT OPPORTUNITIES

In addition to ONYX-015, we are also conducting a number of research and development programs based on our virus technology platform as well as our small molecule drug discovery efforts.

PRODRUG ARMED THERAPEUTIC VIRUS PROGRAM

To expand the range of cancer indications for our product candidates, we are developing therapeutic viruses armed with anticancer genes. A number of anticancer chemotherapeutic agents are prodrugs, or can be synthesized as prodrugs. A prodrug is the inactive form of a drug that requires specific modifications to be converted to its active form. Specific enzymes are known to carry out this conversion.

We have developed a system to arm our therapeutic viruses with genes coding for a number of different prodrug converting enzymes. With this strategy, each virus is armed with a single gene coding for an enzyme that can convert the prodrug to the specific anticancer chemotherapeutic drug. Therefore the armed virus would not only reproduce itself, but in the presence of the prodrug would also turn the infected cancer cell into a miniature chemotherapeutic anticancer drug factory. We obtained licenses to several prodrug converting enzyme systems for arming our therapeutic viruses. We are working with Warner-Lambert to select the first prodrug armed therapeutic virus for preclinical development.

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
RB-SELECTIVE THERAPEUTIC VIRUS PROGRAM

Nearly 30% of all human cancers contain mutations in the RB gene. It is now believed that mutated components of the RB pathway are present in nearly all human cancers. We have engineered human adenoviruses to selectively replicate in and kill cancer cells based on defects in the RB pathway in these cells. In preclinical studies, these candidate therapeutic viruses have been shown to selectively replicate and result in significant tumor shrinkage in animal models. Depending on the results of these preclinical studies, we may designate a RB-selective therapeutic virus as a clinical candidate in 2000 for treatment of human cancers.

RAS PATHWAY INHIBITOR PROGRAM

Mutations in the ras gene occur in approximately 30% of all human cancers, including 90% of pancreatic, 50% of colon and some lung cancers. With Bayer, we have selected a compound for clinical development that inhibits ras signaling in cells. This compound is currently undergoing advanced toxicology studies. Depending on the results of these studies, we expect Bayer to file an IND for this compound in the middle of 2000.

CELL CYCLE AND INFLAMMATION PROGRAMS

Together with Warner-Lambert, we have identified a number of lead compounds that modulate the activity of key enzymes that regulate the cell cycle or are associated with inflammatory diseases. Cell cycle is the process whereby a single cell replicates its DNA and divides into two identical new cells. Mutations in cell cycle regulating enzyme genes are present in a majority of human cancers. The most advanced lead compound in these programs is currently being evaluated for its efficacy in animal models of human cancer. Joint research under these programs is expected to continue until the middle of 2001.

BUSINESS STRATEGY

Our objective is to be a leading developer of novel cancer therapies. We intend to develop and commercialize a broad portfolio of products based primarily on our selectively-replicating virus technology platform. Elements of our strategy are to:

    - OBTAIN REGULATORY APPROVAL FOR ONYX-015 FOR HEAD AND NECK CANCER. We have completed Phase II clinical trials of ONYX-015 for treatment of patients with head and neck cancer. Together with Warner-Lambert, and based on our discussions with the FDA, we are ready to begin a Phase III pivotal trial aimed at gaining regulatory approval of ONYX-015.

    - DEVELOP ONYX-015 FOR OTHER CANCER INDICATIONS. We are in the process of completing separate Phase I/II clinical trials in patients with liver metastases of colorectal cancer and in patients with pancreatic cancer. Separate Phase I trials evaluating ONYX-015 as a treatment for patients with ovarian cancer and advanced cancer patients with lung involvement have also been completed. Based on the results from these studies, we expect to initiate further clinical trials in an effort to generate data supporting the therapeutic value of ONYX-015 in multiple cancer indications.

    - BROADEN OUR THERAPEUTIC VIRUS PRODUCT PORTFOLIO. We are currently evaluating RB-selective therapeutic viruses in preclinical models for efficacy and toxicity effects. In addition, we are developing armed viruses that incorporate prodrug systems to selectively activate chemotherapeutic drugs within tumors. We are in the process of developing our first prodrug armed virus for preclinical development.

    - RETAIN SUBSTANTIAL CO-PROMOTION RIGHTS TO OUR PRODUCTS. We intend to build sales and marketing capabilities to promote our products in the United States and Canada. In establishing new product collaborations, we seek to retain at least 50% of marketing and profit-sharing rights in the United States. For ONYX-015 and the two armed viruses, we have retained co-promotion rights as well as the opportunity for equal profit sharing in the United States and Canada. Our collaboration with Bayer offers us co-promotion and profit-sharing rights of any developed product in the United States.

    - COLLABORATE WITH LEADING PHARMACEUTICAL COMPANIES. To market and distribute our products worldwide, we intend to collaborate with leading pharmaceutical companies that have worldwide marketing and distribution capabilities.

    - ACQUIRE TECHNOLOGIES AND PRODUCTS THAT COMPLEMENT OUR BUSINESS. We intend to in-license or acquire complementary technologies to enhance our product portfolio and strengthen our market position. Currently, we are focusing on accessing technologies to strengthen our efforts in arming our therapeutic viruses with anticancer genes as well as formulating our therapeutic viruses for systemic delivery. Additionally, we intend to pursue an acquisition strategy targeting products in late stage development that fit our focus on cancer.

COLLABORATIONS

WARNER-LAMBERT: ONYX-015 AND TWO ARMED THERAPEUTIC VIRUSES

Effective September 1999, we entered into an agreement with Warner-Lambert for purposes of developing and commercializing ONYX-015 and two armed therapeutic viruses. Under the terms of this agreement, we have the right to co-promote ONYX-015 and the two armed virus products with Warner-Lambert in the United States and Canada. We also have the right to share equally in resulting profits or losses in these territories. Additionally, Warner-Lambert is responsible for commercializing the products in the rest of the world and is obligated to pay us a royalty on net sales in these markets.

We will jointly manage the development of these products. Warner-Lambert will be primarily responsible for conducting the agreed-upon Phase III registration trials of ONYX-015 in head and neck cancer and other registration trials in various cancer indications. The parties are required to share responsibility for Phase I and Phase II exploratory trials. Warner-Lambert is responsible for the commercial manufacturing of the collaboration products.

Warner-Lambert is obligated to provide the first $40 million in funding for clinical development of ONYX-015. We are obligated to fund 25% of the costs over $40 million in order to retain our profit sharing and co-promotion rights in the United States and Canada, and Warner-Lambert is obligated to fund the remaining 75%. Warner-Lambert is also required to fully-fund the research and preclinical development of the two armed virus product candidates. When a product candidate is selected for clinical development, we will be obligated to pay 25% of the development costs in order to retain our profit-sharing and co-promotion rights in the United States and Canada for any resulting product. If we choose not to or are unable for any reason to: (a) fund our portion of the development costs for ONYX-015 or an armed virus product candidate, or (b) maintain our required co-promotion effort, we would lose our co-promotion and profit-sharing rights for that product, the product would be exclusively licensed to Warner-Lambert, and we would receive a royalty on these sales in the applicable market.

One of these two armed virus product candidates will be a p53-selective therapeutic virus armed with a prodrug-converting enzyme. The armed virus products provided for in the agreement are currently in the research stage, and the timing of clinical trials will depend on the results of research and preclinical development activities. We have retained the rights to independently develop and commercialize p53-selective armed virus products other than the two selected in the collaboration. In addition, we retain rights to all other products derived from our therapeutic virus platform.

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
In addition to providing ongoing research and development support, Warner-Lambert is obligated to make milestone payments based on product development achievements. If all products covered by the agreement are developed successfully, these milestone payments could exceed $100 million.

Warner-Lambert has the right to terminate this agreement, or terminate its efforts directed at select product candidates, at any time on 90 days advance notice. In such event, all product rights, or related product rights in the case of termination directed at select product candidates, would revert to us. These product rights would be royalty-free in the case of ONYX-015, and would be royalty-bearing to Warner-Lambert in the case of the armed virus product candidates, if such candidates had entered clinical trials prior to termination.

WARNER-LAMBERT: CELL CYCLE PROGRAM

In May 1995, we entered into a research and development collaboration agreement with Warner-Lambert to discover and commercialize small molecule drugs that restore control of or otherwise intervene in misregulated cell cycle transitions in tumor cells. Under this agreement, we assume the responsibility for developing screening assays for jointly selected targets, and have transferred these assays to Warner-Lambert for high throughput screening of their compound library to identify active compounds. Warner-Lambert is responsible for subsequent medicinal chemistry and preclinical investigations on the active compounds. We will receive milestone payments on clinical development and registration and royalties on worldwide sales of the products. Warner-Lambert is obligated to conduct and fund all clinical development, make regulatory filings and manufacture for sale the collaboration compounds. Research under this agreement has been extended through May 2001, but we do not expect the research term under this agreement to extend beyond this date. Thereafter, Warner-Lambert may develop products identified during the research term and we could receive milestone payments and royalties on these marketed products.

WARNER-LAMBERT: INFLAMMATION PROGRAM

In July 1997, we entered into a three-year research and development collaboration agreement with Warner-Lambert to discover and commercialize small molecule drugs for the treatment of acute and chronic inflammatory disorders. The obligations of the parties are similar to those agreed to under the cell cycle program and each party must dedicate a specified minimum number of researchers to the collaboration. We would receive milestone payments based on the development and registration of any resulting products and would receive royalties on worldwide sales. Research under this agreement has been extended through July 2001, but we do not expect the research term under this agreement to extend beyond such date. Thereafter, Warner-Lambert may develop products identified during the research term and we could receive milestone payments and royalties on these marketed products.

BAYER

Effective February 1994, we established a research and development collaboration with Bayer to discover, develop and market compounds that inhibit the function, or modulate the activity, of the ras signaling pathway or that appropriately modulate the activity of this pathway in order to treat cancer and other diseases. Collaborative research under this agreement was concluded in 1999, and as a result, a development candidate has been identified. Currently, Bayer is completing preclinical work, and if final toxicology studies are favorable, we expect Bayer to file an IND for this drug candidate in the middle of 2000.

Bayer has paid all the costs of research and preclinical development of this drug candidate. Under our agreement with Bayer, we have the opportunity to co-fund 50% of clinical development costs worldwide, excluding Japan. Bayer will fund 100% of development costs in Japan and pay us a royalty on sales. If we co-fund and we exercise our right to co-promote in the United States, we would share equally in profits or losses. If we do not co-promote in the United States, Bayer would first receive a portion of the product revenues to repay Bayer for its commercialization infrastructure, before determining our share of profits and losses. In other parts of the world except Japan, Bayer would also receive this preferential distribution. If we elect to share in development costs, Bayer would pay us substantial development milestone payments based on the product's progress through clinical trials. These milestone payments would be repayable to Bayer from our share of profits and royalties. At any time during product development, either company may terminate its participation in development costs, in which case the other party would retain exclusive rights to the product on a royalty-bearing basis. If we do not exercise our option to bear 50% of product development costs, Bayer would retain exclusive, worldwide rights to this product candidate and would pay royalties to us on net sales.

In addition to the development candidate referred to above, final screening and lead evaluation is still continuing with respect to other compounds identified in the course of the collaborative research program with Bayer. There is no assurance that any additional development candidates will be identified.

CHIRON

Our business began in April 1992 by means of the transfer from Chiron to us of the drug discovery program being conducted at Chiron by Dr. Frank McCormick, our scientific founder, and his research team. Under an agreement between Chiron and us, Chiron has an option through April 2007 to receive an exclusive or co-exclusive royalty-bearing license to our diagnostic and vaccine product candidates. If Chiron does not exercise its option rights with respect to a particular product candidate, then prior to the completion of Phase II clinical trials, we may seek a third party licensor of that product, subject to a right of first refusal in favor of Chiron, and after the completion of Phase II clinical trials for product candidates, the related option rights of Chiron expire.

This agreement also includes a mechanism for our making proposals to Chiron for future collaborations. Such proposal would require that we disclose to Chiron the material information known to us regarding the program and propose a set of commercial terms. If such a proposal is made, and we and Chiron do not reach agreement within 60 days after we make the proposal, then we may, within 120 days thereafter, enter into an agreement with a third party on terms no more favorable taken as a whole than the terms that we offered to Chiron. Chiron has advised us that it believes the foregoing provision, in the context of the other provisions of this agreement, requires us to offer gene therapy programs to Chiron pursuant to this mechanism before we license any such program to a third party. We do not agree that these provisions impose this obligation to make proposals to Chiron. However, the resulting uncertainty about the interpretation of this agreement may impede our ability to enter into agreements with other companies for gene therapy products in the absence of a waiver by Chiron.

Chiron has never exercised any right to receive a product license from us. In mid-1999, Chiron delivered a letter under which Chiron waived any rights it has under the agreement with respect to collaborative arrangements that we may enter into with others until the end of July 2000, based on our selectively-replicating virus technology. We executed the agreement with Warner-Lambert concerning ONYX-015 and two armed viruses during the period of time covered by this letter. We understand that Chiron has recently reduced its research activities in the field of gene therapy. However, it is possible that Chiron will, in the future, assert rights under this agreement, which may impede or delay our ability to enter into collaboration agreements with others.

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
MARKETING AND SALES

We currently have no marketing, sales or distribution capabilities, but we intend to build these capabilities to promote our products in the United States and Canada. Consequently, we have retained co-promotion rights in these territories for most of our products. We also expect to exploit relationships with one or more pharmaceutical companies with established marketing, sales and distribution capabilities and direct sales forces to market our products. We have begun to build marketing capabilities in the United States by hiring an experienced oncology marketing executive in December 1999. There can be no assurance that we will be able to establish in-house marketing, sales and distribution capabilities or relationships with third parties, or that we will be successful in gaining market acceptance for our products.

MANUFACTURING

At this time, we do not have internal manufacturing capabilities to supply small or large-scale clinical trials or commercial quantities, nor do we have experience in such manufacturing. We expect that our collaborative partners will manufacture our therapeutic virus products for late-stage clinical development and commercialization. Warner-Lambert has an exclusive right to manufacture the products that result from our collaborations with them. To manufacture our products for clinical trials or on a commercial scale, if we are required to or choose to do so, we will have to build or gain access to a manufacturing facility, which will require a significant amount of funds. In our collaborations in small molecule drug discovery, Bayer and Warner-Lambert are obligated to manufacture all such drugs for clinical development and commercialization.

We use a contract manufacturer, BioReliance Corporation, for the production of ONYX-015 for use in Phase I and Phase II clinical trials. In December 1998, we entered into an agreement with Molecular Medicine LLC to manufacture ONYX-015 for use in Phase III clinical trials using a commercially scaleable manufacturing process. The term of this agreement expires in June 2000 and we are currently negotiating an extension. Although Molecular Medicine has produced viral products for Phase I and Phase II clinical trials, Molecular Medicine has not produced Phase III clinical trial materials for us or any other parties. Molecular Medicine has modified its facility and procedures and has adopted our production process. Initial lots of drug material using this process have been produced by Molecular Medicine, but have not yet been released for clinical usage. We have also initiated efforts to increase the yield of ONYX-015 from the new process to meet the expected Phase III patient accrual schedule. Because Molecular Medicine has not previously produced Phase III clinical trial material, there could be delays in the production of materials necessary to begin or continue the Phase III trials.

We currently anticipate that Molecular Medicine will be able to produce sufficient quantities of ONYX-015 to supply our pivotal Phase III trial for treatment of head and neck cancer. To the extent there are other indications that could be targeted for regulatory approval, the capacity of Molecular Medicine could become limiting and priorities and timelines might change. We also expect that Phase I and Phase II trials in other cancer indications can be adequately supplied using drug materials from BioReliance. Together with Warner-Lambert, we are currently developing plans for process scale-up and additional facilities for commercial manufacturing of ONYX-015. While substantial progress has been made in the development of a scaleable, commercially feasible manufacturing process, there can be no assurance that such a process will be successfully adapted to commercial scale in a timely manner.

We are aware of only a limited number of manufacturers who we believe would have the ability and capacity to manufacture this product or any other therapeutic viruses we may develop. Failure of any such third-party manufacturer to comply with state and federal regulations and to deliver the required quantities on a timely basis and at commercially reasonable prices would materially adversely affect our business, financial condition and results of operations. No assurance can be given that we, alone or with a third party, will be able to make the transition to commercial-scale production of our potential products successfully, if at all, or that if successful, we will be able to maintain such production.

PATENTS AND PROPRIETARY RIGHTS

We believe that patent and trade secret protection is crucial to our business and that our future will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others, both in the United States and other countries. In
October 1997, we were awarded United States Patent No. 5,677,178 for claims covering the use of ONYX-015 for the treatment of functionally p53-deficient cancers. In April 1999, we were awarded European patent, No. 689,447 for claims covering the use of ONYX-015 for the treatment of functionally p53-deficient cancers. We were also awarded United States Patent No. 5,801,029, a broad methods of use patent, for claims covering the use of certain adenoviral mutants that kill functionally RB-deficient tumor cells. Each of these cases' claims has been issued covering arming these viruses with anticancer genes. Further, we have made additional filings worldwide that claim adenoviruses that can be used to kill functionally deficient p53 or RB cancer cells, with or without a prodrug converting enzyme. We were also awarded United States Patent No. 5,846,945, for claims covering compositions of matter that consist of ONYX-015 and a chemotherapeutic. As of March 5, 2000, we owned or had licensed rights to 33 U.S. patents and 51 U.S. patent applications, and generally, foreign counterparts of these filings. We have licensed patents and patent applications covering formulations of viruses, prodrug activating enzymes and other technology useful in the conduct of our business.

Our existing patent rights may not have a deterrent effect on competitors who are conducting or desire to commence competitive research programs with respect to the biological targets or fields of inquiry that we are pursuing. Our ultimate patent position will depend on our ability to obtain effective patent coverage for the compositions of matter identified in such research programs. Because these programs are at an early stage and, except in the therapeutic virus programs, potential products have not yet been identified, it cannot be determined whether potential products that may be derived from our drug discovery program may be subject to the patent rights of third parties.

Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. To date there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. There can be no assurance that any of our patents or patent applications, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to us against competitors with similar technology. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology that we have developed. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

We are aware of pending patent applications that have been filed by others that may pertain to certain aspects of our programs. If patents are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Our breach of an existing license or failure to obtain a license to technology required to commercialize our products may have a material adverse effect on our business, financial condition and results of operations. Litigation, which could result in substantial costs, may also be necessary to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. An adverse outcome could subject us to significant liabilities to third parties and require us to seek licenses of the disputed rights from third parties or to cease using such technology if such licenses are not available, and could have a material adverse effect on our business, financial condition and results of operations.

With respect to ONYX-015 and selectively-replicating viruses, we are aware of a patent application filed in the United States, Europe, Japan and Canada by General Hospital Corporation, an affiliate of Massachusetts General Hospital. This patent application is related to research involving a modified herpes simplex virus but it also includes broader claims that, if they were to issue, would cover ONYX-015 and other selectively-replicating viruses. We believe, and have received an opinion from outside counsel to the effect, that such broad claims made in the General Hospital patent application are not patentable. Consistent with this opinion is a review of the European patent status of the General Hospital patent application, which shows that the patent examiner is requiring that the claims be limited to herpes viruses. However, there can be no assurance these broad claims will not issue in one or more countries, that we would be successful in challenging any such claims, or that a license would be available under any such patent if it were to issue.

We have identified United States Patent No. 5,837,520 that covers methods of purification of viral vectors. Canji, Inc. either owns or has licensed the rights to this patent. We may seek a license under this patent from Canji. However, if such license were not available at commercially reasonably terms, or at all, we would develop purification methods that are not covered by the patent. In any event, we do not believe that this patent will have a material adverse effect on our business assets, liabilities, financial condition, operations or prospects.

We have identified four European Patent Applications, EPA 415, 731; EPA 657, 539; EPA 657, 540; and EPA 690, 129, that claim enzymes for converting prodrugs to their active forms for treating disease, including cancer, and methods of delivering the enzymes using virions. Glaxo Wellcome either owns or has licensed the rights to these patent applications. The European Applications were filed in 1989, and as yet, have not been granted. It is assumed that one or more corresponding United States patent applications have been filed, but as yet none have issued. The issuance of any of these patent applications in either Europe or the United States will not prevent us from developing and commercializing ONYX-015. However, there can be no assurance that these patent applications, should they issue, will not adversely affect our freedom to operate in the area of armed viruses, that is, viruses that we may develop that have incorporated into them prodrug converting enzymes. Moreover, there can be no assurances that we would be successful in challenging any such claims, under any such patents if they were to issue, or that a license would be available.

We have also identified a PCT patent application, PCT/US98/04080, that claims pegylated adenovirus. Pegylation is one of many methods we are exploring to modify our viruses for systemic delivery. Calydon, Inc. filed this application with a priority date of March 3, 1997. Corresponding patent applications are also pending in the United States. There can be no assurance that these patent applications, should they issue, will not restrict our freedom to operate in the area of pegylated adenovirus.

In June 1997, ICT Pharmaceuticals, Inc. notified us of two issued United States Patents, Nos. 4,980,281 and 5,266,464 that ICT believes cover the use of a cell for the screening, testing or pharmacological characterization of new drugs or other substances. Foreign counterparts of the U.S. patents are pending. ICT has offered us a license to the patents. We have not determined whether to negotiate a license. In any event, we do not believe that these patents will have a material adverse effect on our business, assets, liabilities, financial condition, operations or prospects.

Together with our licensors, we also rely on trade secrets to protect our combined technology, especially where patent protection is not believed to be appropriate or obtainable. However, trade secrets are difficult to protect. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that we or our consultants or research collaborators use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

GOVERNMENT REGULATION

Regulation by government authorities in the United States and other countries will be a significant factor in the manufacturing and marketing of any products that may be discovered or developed by us, or that may arise out of our research. All of our products will require regulatory approval by government agencies prior to commercialization. We anticipate that our products will be subject to rigorous preclinical and clinical testing and premarket approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, testing, labeling, storage, recordkeeping and marketing and promotion of such products.

The steps ordinarily required before a drug or biological product may be marketed in the United States include (a) preclinical studies, (b) the submission to the FDA of an IND which must become effective before human clinical trials may commence, (c) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or biologic, (d) the submission of a marketing application to the FDA, and (e) FDA approval of the marketing application, including inspection and approval of the product manufacturing facility.

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practice. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA clearance to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. In the United States, clinical trials must be conducted in accordance with Good Clinical Practices under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board, or IRB, and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution conducting the clinical trial. The United Kingdom and certain other European and Asian countries have similar regulations.

The goal of Phase I clinical trials is to establish initial data about safety and tolerance of the investigational product in humans. In Phase II clinical trials, evidence is sought about the desired therapeutic efficacy of the investigational product in limited studies with small numbers of carefully selected subjects. Efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data are also gathered from these studies.

The Phase III clinical trial program consists of expanded, large-scale, multicenter studies in the target patient population. The goal of these studies is to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen.

All data obtained from this comprehensive development program are submitted as a marketing application to the FDA and the corresponding agencies in other countries for review and approval. FDA approval of a marketing application is required before marketing may begin in the United States. The FDA may elect to present data on our products to one of its advisory committees for review and recommendation before approval is granted. Essentially all of our proposed products will be subject to demanding and time-consuming approval procedures in the countries where we intend to commercialize our products. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the product, testing, quality assurance, packaging, storage, documentation, recordkeeping, labeling, advertising, and marketing procedures. Effective commercialization also requires inclusion of our products in national, state, provincial, or institutional formularies or cost reimbursement systems.

FDA approval of our products, including a review of the manufacturing processes and facilities used to produce such products will be required before such products may be marketed in the United States. The process of obtaining FDA approval can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the drug. Moreover, if regulatory approval of a drug product is granted, the approval will be limited to specific indications. There can be no assurance that approvals of our proposed products, processes or facilities will be granted on a timely basis, if at all. Any failure to obtain, or delay in obtaining, such approvals would have a material adverse affect on our business, financial condition and results of operations. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which a product could be marketed. In some instances, regulatory approval may be granted with the condition that confirmatory, Phase IV, clinical studies are carried out. If these Phase IV studies do not confirm the results of previous studies, regulatory approval for marketing may be withdrawn. Failure to comply with FDA and other applicable regulatory requirements may result in, among other things, warning letters, civil penalties, criminal prosecution, injunctions, seizure or recall of products, total or partial suspension of production, refusal of the government to grant approval, or withdrawal of approval of our products.

In addition to regulations enforced by the FDA and by the Nuclear Regulatory Commission, we are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other present and potential future federal, state or local regulations. Our potential products may require review by RAC. In other countries, similar regulations may apply. Our research and development involves the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities will be necessary in foreign countries prior to the commencement of marketing of the product in such countries. The approval procedure varies among countries, can involve additional testing, and the time required may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. We expect to rely on corporate partners and licensees, along with our own expertise, to obtain governmental approval in foreign countries of drug and biological products discovered by us or arising from our programs.

COMPETITION

We are engaged in a rapidly changing and highly competitive field. Other products and therapies that currently exist or are being developed will compete with the products we are seeking to develop and market. Some of these competitive products are in clinical trials. In particular, among other trials, Schering-Plough Corporation is conducting a Phase II clinical trial of its p53 gene therapy product in liver metastases of colorectal cancer.
Aventis Inc./Introgen Therapeutics, Inc. are also initiating a Phase III clinical trial in head and neck cancer with their p53 gene therapy product. These products would compete directly with ONYX-015. Other companies are developing small molecule drugs which may compete with product candidates identified in our small molecule programs.

Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Substantially all of these companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals, and marketing than us. Smaller companies may also prove to be significant competitors, particularly through collaborations with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well-funded research and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and seek marketing and research and development collaborations that compete with our programs. These companies and institutions also compete with us in recruiting and retaining highly qualified scientific and management personnel. In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position.

EMPLOYEES

As of December 31, 1999, we had 120 full-time employees of whom 31 hold Ph.D. or M.D. degrees. Of our employees, 94 are in research and development and 26 are in business development, finance and administration. No employee of ours is represented by a labor union and we consider our employee relations to be good.

SCIENTIFIC ADVISORY BOARD

Our Scientific Advisory Board, or SAB, consists of individuals with expertise in many aspects of molecular oncology that advise us and provide critical review of our various development activities. The SAB meets several times a year. In addition, the SAB members consult with and meet informally with us on a frequent basis. Certain SAB members own shares of our common stock and each is compensated for his services. Every member of the SAB has entered into a consulting agreement with us covering the terms of their positions as our consultants and as members of the SAB. The members of our SAB are as follows:

MEMBER                                         AFFILIATION
------                                         -----------
Edward E. Harlow, Jr., Ph.D. (Chairman)......  Harvard Medical School

Allan Balmain, Ph.D., F.R.S.E................  University of California, San Francisco
                                               Cancer Center

Eric R. Fearon, M.D., Ph.D...................  University of Michigan Comprehensive Cancer
                                               Center

Douglas Hanahan, Ph.D........................  University of California, San Francisco
                                               Hormone Research Institute

Frank McCormick, Ph.D., F.R.S................  University of California, San Francisco
                                               Cancer Center

Owen N. Witte, M.D...........................  University of California, Los Angeles
                                               Howard Hughes Institute

PROPERTIES

We occupy approximately 50,000 square feet of office and laboratory space in Richmond, California. We have leased this facility for a term ending April 2005 with an option to extend the lease for an additional five years.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The names of our executive officers, directors and two key employees and information about them is presented below.

NAME                                 AGE      POSITION
----                               --------   --------
Hollings C. Renton...............     53      Chief Executive Officer, President and Director
Judith I. Blakemore..............     51      Acting Chief Operating Officer
Ali Fattaey, Ph.D................     35      Vice President, Discovery Research
Gregory J. Giotta, J.D., Ph.D....     53      Vice President, and Chief Legal Counsel
Helen S. Kim.....................     37      Vice President, Corporate Development
Mary Ann Rafferty................     51      Vice President, Organizational Development
Lawrence A. Romel................     43      Vice President, Clinical Operations and Regulatory Affairs
Marilyn E. Wortzman..............     53      Controller
Samuel D. Colella................     60      Chairman of the Board of Directors
Michael J. Berendt, Ph.D.........     52      Director
Paul Goddard, Ph.D...............     50      Director
Nicole Vitullo...................     42      Director
Wendell Wierenga, Ph.D...........     52      Director

------------------------

HOLLINGS C. RENTON has served as President and Chief Executive Officer and one of our directors since March 1993. Prior to joining us, Mr. Renton served as President and Chief Operating Officer of Chiron Corporation from December 1991 to March 1993 following Chiron Corporation's acquisition of Cetus Corporation, a biopharmaceutical company. Prior to the acquisition, Mr. Renton served as President of Cetus Corporation from August 1990 to December 1991 and as Chief Operating Officer of Cetus Corporation from 1987 to August 1990. Mr. Renton holds a B.S. in Mathematics from Colorado State University and an M.B.A. from the University of Michigan.

JUDITH I. BLAKEMORE has served as acting Chief Operating Officer since
January 2000, as our acting Vice President, Strategic Programs from April 1998 to January 2000 and as a consultant to us since our inception. Ms. Blakemore has served as an independent consultant within the biopharmaceutical industry, helping companies with product development and corporate strategy, from 1991 to 1992 and from 1994 to the present. From 1992 to 1994, Ms. Blakemore was the President and Chief Operating Officer of XTL Biopharmaceuticals, Ltd., a biopharmaceutical company based in Israel. Ms. Blakemore holds a B.A. in Biochemistry from the University of California at Berkeley and an M.B.A. from St. Mary's College in Moraga, California.

ALI FATTAEY, PH.D. joined the Company in January 1994 as a scientist.
Dr. Fattaey has served as the Vice President, Discovery Research since September 1998. Dr. Fattaey received a Ph.D. degree at Kansas State University working on the biology of polyoma virus, a small DNA tumor virus. Dr. Fattaey completed his postdoctoral training at the Massachusetts General Hospital cancer center in Boston, where he was involved in investigating the mechanisms of cell growth control by the protein product of the retinoblastoma tumor suppressor gene.

GREGORY J. GIOTTA, PH.D., J.D. joined us in June 1995 as Vice President and Chief Legal Counsel. Prior to joining us, Dr. Giotta served as Vice President and Chief Intellectual Property Attorney at Glycomed Corporation, a biotechnology company, from October 1992 to June 1995. Dr. Giotta earned a Ph.D. from the University of California at Santa Cruz and a J.D. from the University of San Diego.

HELEN S. KIM has served as Vice President, Corporate Development since December 1999. Prior to joining us, Ms. Kim was employed at Protein Design Labs, Inc. as the Vice President of Marketing and

Project Management from July 1998 to December 1999. From 1989 to 1998, Ms. Kim was employed at Chiron Corporation where she held numerous positions in planning, marketing and business development and served as the Vice President of Strategic Marketing for Chiron Therapeutics, Vaccines and Technologies. Ms. Kim holds a B.S. in Chemical Engineering from Northwestern University and an M.B.A. from the University of Chicago.

LAWRENCE A. ROMEL has served as Vice President, Clinical Operations and Regulatory Affairs since August 1999. From November 1997 until August 1999,
Mr. Romel was our Director of Clinical Operations and Project Management. From November 1996 to November 1999, Mr. Romel served as Senior Director of Clinical Operations for Sequus Pharmaceuticals, Inc. and served as Project Manager for Sequus Pharmaceuticals, Inc. from March 1995 until November 1996. Mr. Romel received his Master of Science degree in Organic Biochemistry and a B.S. in Chemistry from the University of Illinois at Chicago.

MARY ANN RAFFERTY has served as Vice President, Organizational Development since November 1999. From February 1998 to November 1999 Ms. Rafferty served as Vice President, Human Resources and previously as Director, Human Resources from April 1996 to February 1998. Prior to joining us, Ms. Rafferty served as Director, Human Resources at Biogenex, Inc., a biopharmaceutical company, from June 1995 to April 1996. Ms. Rafferty holds a B.A. in Communications and Linguistics from State University New York, Albany.

MARILYN E. WORTZMAN, C.P.A. was appointed our Controller in August 1998 after performing that function in an acting capacity since April 1997. From
April 1992 to September 1996, Ms. Wortzman served as Finance Manager for AutoDesk, Inc., a software company. Ms. Wortzman holds a B.A. in Political Science from Syracuse University.

SAMUEL D. COLELLA has served as our Chairman of the Board since February 1993 and as a director since its inception. Mr. Colella has been a partner in Institutional Venture Partners, a private venture capital firm, since 1984. Mr. Colella holds a B.S. in Business and Engineering from the University of Pittsburgh and an M.B.A. from Stanford University.

MICHAEL J. BERENDT, PH.D. has served as one of our directors since
December 1996. Dr. Berendt has served as a Senior Vice President for Research for the Pharmaceutical Division of Bayer Corporation, since December 1996. From November 1993 to November 1996, Dr. Berendt held various research and management positions at the Pharmaceutical Division of Bayer Corporation including Vice President, Institute for Bone & Joint Disorders and Cancer. Dr. Berendt is on the Board of Directors of Myriad Genetics, Inc. and the Waters Corporation.
Dr. Berendt holds a B.S. from Ohio Dominican College, a M.S. in Microbiology from Miami University and a Ph.D. in Microbiology/ Immunology from Hahnemann Medical College and University. Dr. Berendt serves as Bayer's representative on our board.

PAUL GODDARD PH.D. has served as a director since February 1997. Since
August 1998, Dr. Goddard has served as President and Chief Executive Officer of Elan Pharmaceuticals, Inc., a biotechnology company and a division of Elan plc. From March 1991 to August 1998, Dr. Goddard served as Chief Executive Officer and Chairman of the Board of Neurex Corporation, a biotechnology company, until Neurex Corporation was acquired by Elan plc. Dr. Goddard serves on the board of directors of Molecular Devices Corporation. He completed his Ph.D. in the area of Etiology and Pathophysiology of colon cancer at St. Mary's Hospital, University of London.

NICOLE VITULLO has served as a director since February 1998. Ms. Vitullo is Managing Director, Domain Associates, L.L.C, a private venture capital firm. Prior to joining Domain in 1999, Ms. Vitullo was Senior Vice President of Rothchild Asset Management from 1992 until 1999. Rothchild Asset Management managed International Biotechnology Trust plc. and has been advisor to Biotechnology Investments Limited. Ms. Vitullo serves on the board of directors of Corvas International and

Epimmune Inc. Ms. Vitullo holds a B.A. in Mathematics and an M.B.A. from the University of Rochester.

WENDELL WIERENGA, PH.D. has served as a director since December 1996.
Dr. Wierenga has served as Senior Vice President, Worldwide Pharmaceutical Sciences, Technologies and Development for the Parke-Davis Pharmaceutical Research division of Warner-Lambert since February 1999 and served as Senior Vice President Research from 1990 to February 1999. Dr. Wierenga has also served as Vice President of the Medtech division of Warner-Lambert since 1992.
Dr. Wierenga holds a B.A. from Hope College and a Ph.D. in Chemistry from Stanford University.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 29, 2000, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

    - each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

    - each of our executive officers as set forth in our summary compensation table for 1999;

    - each of our directors; and

    - all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 29, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Percentage of ownership is based on 14,064,509 shares of common stock outstanding on February 29, 2000, and 16,564,509 shares of common stock outstanding after completion of this offering.

                     BENEFICIAL OWNERSHIP PRIOR TO OFFERING

                                                         SHARES
                                                        ISSUABLE
                                                      PURSUANT TO
                                                        OPTIONS
                                                      EXERCISABLE      PERCENT OF OUTSTANDING SHARES
                                     OUTSTANDING     WITHIN 60 DAYS    ------------------------------
                                      SHARES OF     OF FEBRUARY 29,      BEFORE THE       AFTER THE
     NAME OF BENEFICIAL OWNER        COMMON STOCK         2000            OFFERING        OFFERING
-----------------------------------  ------------   ----------------   --------------   -------------
5% STOCKHOLDERS
International Biotechnology Trust
  plc..............................   1,122,807                --            8.0%             6.8%
  Five Arrows House
  St. Swithins Lane
  London EC4N 8NR
  United Kingdom

Entities Affiliated with Alta
  Partners(1)......................   1,111,111                --            7.9              6.7
  One Embarcadero Center, Suite
    4050
  San Francisco, CA 94111

Bayer Corporation(2)...............     945,510                --            6.7              5.7
  400 Morgan Lane
  Westhaven, CT 96516

Warner-Lambert Company(3)..........     937,207                --            6.7              5.7
  201 Tabor Road
  Morris Plains, NJ 07950
DIRECTORS AND EXECUTIVE OFFICERS
Michael J. Berendt, Ph.D.(2).......          --                --              *                *
Samuel D. Colella(4)...............      43,928            43,590              *                *
Paul Goddard, Ph.D.(5).............          --            27,333              *                *
Hollings C. Renton(6)..............     131,642           343,145            3.3              2.8
Nicole Vitullo(7)..................     666,667            15,833            4.8              4.1
Wendell Wierenga, Ph.D.(3).........          --            36,000              *                *
Norman Hardman.....................       2,145            50,000              *                *
Gregory Giotta, Ph.D., J.D.(8).....          --            65,101              *                *
Mary Ann Rafferty(9)...............       3,492            73,509              *                *
Marilyn E. Wortzman(10)............         187            28,900              *                *
All executive officers and
  directors as a group (12
  persons)(11).....................     851,361           736,411           10.7              9.2

------------------------

*   Less than one percent.

(1) Includes 690,651 shares beneficially owned by Alta BioPharma Partners L.P., 394,428 beneficially owned by Onyx Chase Partners (AltaBio) LLC and 26,032 beneficially owned by Alta Embarcadero BioPharma Partners, LLC.

(2) Dr. Berendt is Senior Vice President for Research at Bayer. Dr. Berendt disclaims beneficial ownership of the shares held by Bayer, a wholly-owned subsidiary of Bayer AG.

(3) Dr. Wierenga is Senior Vice President, Worldwide Pharmaceutical Sciences, Technologies and Development for the Parke-Davis Pharmaceutical Research division of Warner-Lambert. Dr. Wierenga disclaims beneficial ownership of the shares held by Warner-Lambert.

(4) Includes 5,733 shares held by Institutional Venture Management V, L.P., of which Mr. Colella, one of our directors, is a partner. Also includes 2,255 shares held by The Colella Family Partnership and 3,000 shares held by The Colella Family Trust. Included in the shares exercisable within 60 days of February 29, 2000, is an option to purchase 14,007 shares held by Institutional Venture Management V, L.P. Mr. Colella disclaims beneficial ownership of the shares held by Institutional Venture Management V, L.P., except to the extent of his pecuniary interest therein.

(5) Of the shares exercisable within 60 days of February 29, 2000, 5,667 would be subject to repurchase by us if exercised.

(6) Includes 124,292 shares held by The Renton Family Trust and 1,200 shares held by Mr. Renton's spouse. Of the shares exercisable within 60 days of February 29, 2000, 191,531 would be subject to repurchase by us if exercised.

(7) Includes 651,065 shares held by Domain Partners IV, L.P. and 15,602 shares held by DP IV Associates, L.P. Ms. Vitullo is Managing Director of Domain Associates, L.L.C. which is the manager of Domain Partners IV, L.P. and DP IV Associates, L.P. Ms. Vitullo disclaims beneficial ownership of the shares held by Domain Partners IV, L.P. and DP IV Associates, L.P., except to the extent of her pecuniary interest therein. Of the shares exercisable within 60 days of February 29, 2000, 9,167 would be subject to repurchase by us if exercised.

(8) Of the shares exercisable within 60 days of February 29, 2000, 44,781 would be subject to repurchase by us if exercised.

(9) Of the shares exercisable within 60 days of February 29, 2000, 65,903 would be subject to repurchase by us if exercised.

(10) Of the shares exercisable within 60 days of February 29, 2000, 23,750 would be subject to repurchase by us if exercised.

(11) See footnotes 2 through 10 above, as applicable.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 and 5,000,000 shares of preferred stock, par value $0.001.

COMMON STOCK

At February 29, 2000 there were 14,064,509 shares of common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

Our certificate of incorporation provides that our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could have a depressive effect on the market price of or common stock. We have no present plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

The holders, or their permitted transferees, of approximately 1,928,399 shares of common stock, have rights with respect to the registration of such shares under the Securities Act of 1933, as amended. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders are entitled to notice of the registration and are entitled to include, at our expense, such shares therein. In addition, the holders can require us at our expense, on not more than two occasions, to file a registration statement under the Securities Act, with respect to their shares of common stock, and we are required to use our best efforts to effect the registration, subject to certain conditions and limitations. Further, the holders may require us at our expense to register their shares on Form S-3 when such form becomes available to us, subject to certain conditions and limitations. These holders have waived these registration rights in connection with this offering.

In addition, pursuant to the private placement of 2,000,000 shares in January 2000, we agreed to file a resale registration statement with the SEC for these shares in April 2000 and use our best efforts to make this registration statement effective no later than June 2000. The holders have agreed to allow us to delay the filing of this registration statement until approximately 60 days after the date of the final prospectus for this offering. We will use our best efforts to have that resale registration statement declared effective within 90 days following the date of the final prospectus for this offering and these shares will become freely tradable upon the expiration of this 90-day period. We also agreed that if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders are entitled to notice of the registration and are entitled to include, at our expense, such shares therein. These holders have waived these registration rights.

ANTI-TAKEOVER PROVISIONS

DELAWARE LAW

We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

    - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

CHARTER AND BYLAW PROVISIONS

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

    - our board of directors is classified into three classes as nearly equal in size as possible with staggered three year-terms;

    - the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

    - all stockholder action must be effected at a duly called meeting of stockholders and not by written consent;

    - special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or the board; and

    - no cumulative voting.

Such provisions may have the effect of delaying or preventing a change of control.

TRANSFER AGENT

The transfer agent and registrar for our common stock is Norwest Bank Minnesota, National Association.

LISTING

Our common stock is listed on the Nasdaq National Market under the trading symbol "ONXX".

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, based on the number of shares outstanding on February 29, 2000, we will have 16,564,509 outstanding shares of common stock, 16,939,509 shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options.

Of the remaining shares, a total of approximately 4,965,581 shares held by our directors, executive officers and 5% stockholders are subject to "lock-up" agreements generally providing that, these stockholders will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, file a registration statement, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any of these transactions described in (1) or (2) are to be settled by delivery of common stock or other such securities, in cash or otherwise, for a period of 90 days following the date of the final prospectus for this offering without the prior written consent of the representatives. The restrictions described in this paragraph do not apply to transfers of shares otherwise subject to a lockup agreement, by gift or distribution or to affiliates of the transfer not involving a public offering, so long as, in any such instance, such transferee executes a lock-up agreement with terms identical to those described in this paragraph.

In addition, within approximately 60 days after the date of the final prospectus for this offering, we will file a resale registration statement with the SEC to register 2,000,000 shares of our common stock acquired in connection with the private placement that was completed in January 2000. We will use our best efforts to have that resale registration statement declared effective within 90 days following the date of the final prospectus for this offering and these shares will become freely tradable upon the expiration of this 90-day period. In addition, options to purchase up to 1,617,745 shares of our common stock are outstanding as of February 29, 2000, under our stock option plans.

                                  UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., Chase Securities Inc. and CIBC World Markets Corp. are acting as representatives, have agreed to buy, subject to the terms and conditions of the underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
U.S. Bancorp Piper Jaffray Inc..............................
Chase Securities Inc........................................
CIBC World Markets Corp.....................................
  Total.....................................................
                                                               ========

The underwriters have advised us that they propose to offer the shares to the public at $ per share. The underwriters propose to offer the shares to certain
dealers at the same price less a concession of not more than $      per share.
The underwriters may allow and the dealers may reallow a concession of not more than $ per share on sales to certain other brokers and dealers. After this offering, these amounts may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional shares of common stock from us at the same price to the public, and with the same underwriting discounts, as set forth in the prior paragraph. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the per share and total underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

UNDERWRITERS                                           NO EXERCISE   FULL EXERCISE
------------                                           -----------   -------------
Per share............................................       $              $
Total................................................       $              $

The underwriting discount is an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to us per share of common stock.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The expenses of the offering, exclusive of the underwriting discount, include the Securities and Exchange Commission registration fee, the National Association of Securities Dealers filing fee, the Nasdaq National Market listing fee, printing expenses, legal fees and expenses, accounting fees and expenses, road show expenses, Blue Sky fees and expenses, transfer agent and registrar fees and other miscellaneous fees. We estimate that these fees and expenses will be an aggregate of approximately $900,000. These fees and expenses are payable entirely by us.

We and each of our directors, executive officers and 5% stockholders have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, for a period of 90 days after the date of this prospectus, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for:

    - sales to underwriters pursuant to the underwriting agreement; and

    - certain other exceptions specified in the underwriting agreement and lock-up agreements.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with the offering, some underwriters and selling group members may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. As of the date of this
prospectus, attorneys of Cooley Godward LLP owned       shares of our common
stock directly. Certain legal matters in connection with the offering will be passed upon for the underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have incorporated our financial statements by reference in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    1. Our Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 27, 2000; and

    2.  Our current report on Form 8-K filed on March 1, 2000.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

                           Onyx Pharmaceuticals, Inc.
                              Attention: Secretary
                              3031 Research Drive
                               Richmond, CA 94806
                                 (510) 222-9700

                                2,500,000 SHARES

                           ONYX PHARMACEUTICALS, INC.

                                  COMMON STOCK

                                     [LOGO]

                                ----------------

                                   PROSPECTUS
                                ----------------

                           U.S. BANCORP PIPER JAFFRAY

                                   CHASE H&Q

                               CIBC WORLD MARKETS

                                          , 2000

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee, NASD filing fee and Nasdaq additional listing fee.

SEC registration fee........................................  $ 14,468
NASD filing fee.............................................     5,980
Nasdaq additional listing fee...............................    17,500
Printing and engraving expenses.............................   200,000
Legal fees and expenses.....................................   325,000
Accounting fees and expenses................................   200,000
Transfer Agent and Registrar fees and expenses..............    25,000
Blue Sky fees and expenses..................................     5,000
Miscellaneous...............................................   107,052
                                                              --------
  Total.....................................................  $900,000
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

Our certificate of incorporation and by-laws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware and (ii) require us to indemnify our directors and officers to the fullest extent permitted by
Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors' duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of us or our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the directors' duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

We have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred, including expenses of a derivative action, in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of Onyx or any of its affiliated enterprises, provided such person acted in good faith and in a manner such persons reasonably believed to be in, or not opposed to, the best interests of us and, with respect to any criminal proceeding, has no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

We maintain an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS.

       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
         1.1*           Underwriting Agreement.
         5.1*           Legal Opinion of Cooley Godward LLP.
        23.1            Consent of Ernst & Young LLP, Independent Auditors.
        23.2*           Consent of Cooley Godward LLP (see Exhibit 5.1).
        24.1            Power of Attorney. See page II-4.

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, County of Contra Costa, State of California, on March 24, 2000.

                                                       ONYX PHARMACEUTICALS, INC.

                                                       By:            /s/ HOLLINGS C. RENTON
                                                            -----------------------------------------
                                                                        Hollings C. Renton
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hollings C. Renton and Marilyn E. Wortzman, his or her true and lawful agent, proxy and attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates stated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       President, Chief Executive
               /s/ HOLLINGS C. RENTON                    Officer and Director
     -------------------------------------------         (PRINCIPAL EXECUTIVE         March 24, 2000
                 Hollings C. Renton                      OFFICER AND FINANCIAL
                                                         OFFICER)

               /s/ MARILYN E. WORTZMAN                 Controller
     -------------------------------------------         (PRINCIPAL ACCOUNTING        March 24, 2000
                 Marilyn E. Wortzman                     OFFICER)

               /s/ MICHAEL J. BERENDT
     -------------------------------------------
                 Michael J. Berendt                    Director                       March 24, 2000

     -------------------------------------------       Director                           , 2000
                  Samuel D. Colella

     -------------------------------------------       Director                           , 2000
                    Paul Goddard

                 /s/ NICOLE VITULLO
     -------------------------------------------       Director                       March 24, 2000
                   Nicole Vitullo

                /s/ WENDELL WIERENGA
     -------------------------------------------       Director                       March 24, 2000
                  Wendell Wierenga

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
         1.1*           Underwriting Agreement.
         5.1*           Legal Opinion of Cooley Godward LLP.
        23.1            Consent of Ernst & Young LLP, Independent Auditors.
        23.2*           Consent of Cooley Godward LLP (see Exhibit 5.1).
        24.1            Power of Attorney. See page II-4.

------------------------

*   To be filed by amendment.